UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2014 AND 2013

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of June 30, 2014 and 2013, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2014 and 2013 and consolidated statements of changes in equity and cash flows for the six month periods ended June 30, 2014 and 2013.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to issue the review report based on our reviews.  Certain investments, which were accounted for under the equity method based on the financial statements of the investees, were reviewed by other independent accountants.  Our review, insofar as it related to the investments accounted for under the equity method balances of NT$4,477 million and NT$4,537 million, which represented 1.47% and 1.50% of the total consolidated assets as of June 30, 2014 and 2013, respectively, the related shares of investment income from the associates and joint ventures amounted to NT$28 million, NT$(11) million, NT$44 million and NT$6 million, which represented 0.72%, (0.64)%, 0.86% and 0.06% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2014 and 2013, respectively, and the related shares of other comprehensive income from the associates and joint ventures amounted to NT$428 million, NT$583 million, NT$697 million and NT$602 million, which represented 12.48%, 27.92%, 8.04% and 5.99% of the consolidated total comprehensive income, for the three-month and six-month periods ended June 30, 2014 and 2013, respectively, are based solely on the reports of other independent accountants.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China.  A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standards No. 34, “Interim Financial Reporting” which is endorsed by Financial Supervisory Commission of the Republic of China.

ERNST & YOUNG

Taiwan

Republic of China

July 30, 2014

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2014, December 31, 2013 and June 30, 2013 (June 30, 2014 and 2013 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2014	December 31, 2013	June 30, 2013
Current assets
Cash and cash equivalents	6(1)	$ 49,634,263	$ 50,830,678	$ 50,646,422
Financial assets at fair value through profit	6(2), 12(7)	879,894	633,264	639,199
or loss, current
Available-for-sale financial assets, current	6(5), 12(7)	2,729,361	2,134,379	2,781,340
Notes receivable		86,353	194,939	116,936
Accounts receivable, net	6(3)	21,464,004	16,624,352	19,240,468
Accounts receivable-related parties, net	7	66,033	2,854	21,222
Other receivables		739,169	725,083	854,168
Current tax assets		31,127	54,626	54,811
Inventories, net	6(4)	13,843,940	13,993,259	14,330,246
Prepayments		2,326,771	1,604,349	1,983,221
Other current assets		6,572,944	1,998,441	2,231,497
Total current assets		98,373,859	88,796,224	92,899,530

Non-current assets
Financial assets at fair value through profit	6(2), 12(7)	103,086	60,441	89,539
or loss, noncurrent
Available-for-sale financial assets, noncurrent	6(5), 12(7)	22,336,669	19,556,141	19,931,665
Financial assets measured at cost, noncurrent	6(6)	3,739,459	4,085,292	3,695,290
Investments accounted for under the equity method	6(7)	9,184,605	8,441,836	9,076,276
Property, plant and equipment	6(8), 8	157,001,865	162,352,900	164,824,668
Intangible assets	6(9)	4,648,904	4,739,647	4,724,729
Deferred tax assets		2,502,928	2,692,223	2,999,045
Prepayment for equipments		1,231,627	409,860	434,069
Refundable deposits	8	1,215,363	1,289,975	1,327,395
Prepayment for investments		-	-	5,000
Other assets-others		3,460,066	3,478,290	3,084,667
Total non-current assets		205,424,572	207,106,605	210,192,343

Total assets		$ 303,798,431	$ 295,902,829	$ 303,091,873

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2014, December 31, 2013 and June 30, 2013 (June 30, 2014 and 2013 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2014	December 31, 2013	June 30, 2013
Current liabilities
Short-term loans	6(10)	$ 7,953,800	$ 4,643,573	$ 4,591,402
Financial liabilities at fair value through profit or loss, current	6(11), 12(7)	3,805	1,928	277,264
Notes and accounts payable		6,852,560	7,414,188	7,173,987
Other payables	6(15)	17,827,089	11,052,981	12,379,297
Payables on equipment		7,193,457	6,700,743	7,587,887
Dividends payable	6(15)	125,063	-	5,061,310
Current tax liabilities		978,346	961,169	683,505
Current portion of long-term liabilities	6(12), 6(13)	7,798,397	16,545,226	18,916,556
Other current liabilities		946,934	884,162	945,095
Total current liabilities		49,679,451	48,203,970	57,616,303

Non-current liabilities
Bonds payable	6(12)	24,975,764	19,979,354	19,977,568
Long-term loans	6(13), 8	6,946,691	8,435,851	8,560,011
Deferred tax liabilities		2,713,407	2,517,144	2,319,644
Accrued pension liabilities		3,809,028	3,797,785	4,246,906
Guarantee deposits		365,925	321,856	257,311
Other liabilities-others		195,424	205,693	210,149
Total non-current liabilities		39,006,239	35,257,683	35,571,589

Total liabilities		88,685,690	83,461,653	93,187,892

Equity attributable to the parent company
Capital	6(15), 6(16)
Common stock		127,063,143	126,920,817	126,541,173
Capital collected in advance		-	25,682	-
Additional paid-in capital	6(12), 6(15), 6(16)
Premiums		37,079,810	43,156,776	43,030,806
Treasury stock transactions		1,230,880	1,216,920	1,189,157
The differences between the fair value of the consideration paid or received from acquiring or		348,342	255,758	251,332
disposing subsidiaries and the carrying amounts of the subsidiaries
Share of changes in net assets of associates and joint ventures accounted for using equity method		82,278	24,550	12,568
Employee stock options		219,233	266,314	376,756
Stock options		-	406,136	482,851
Others		440,932	-	-
Retained earnings	6(15)
Legal reserve		6,511,844	5,248,824	5,248,824
Unappropriated earnings		30,350,043	27,189,160	22,584,807
Other components of equity
Exchange differences on translation of foreign operations		(5,247,278)	(5,271,199)	(3,620,423)
Unrealized gains or losses on available-for-sale financial assets		15,257,688	11,046,696	11,506,165
Treasury stock	6(15)	(2,365,246)	(2,365,246)	(2,365,246)
Total equity attributable to the parent company		210,971,669	208,121,188	205,238,770

Non-controlling interests	6(15)	4,141,072	4,319,988	4,665,211
Total equity		215,112,741	212,441,176	209,903,981

Total liabilities and equity		$ 303,798,431	$ 295,902,829	$ 303,091,873

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2014	2013	2014	2013
Operating revenues	7, 14
Sales revenues		$ 35,120,293	$ 31,115,299	$ 65,948,569	$ 57,933,110
Less: Sales returns and discounts		(78,987)	(153,183)	(160,544)	(159,765)
Net sales		35,041,306	30,962,116	65,788,025	57,773,345
Other operating revenues		828,045	942,588	1,774,911	1,912,775
Net operating revenues		35,869,351	31,904,704	67,562,936	59,686,120
Operating costs	6(4), 6(14), 6(16), 6(17), 14
Costs of goods sold		(27,008,369)	(25,107,493)	(52,063,266)	(47,880,185)
Other operating costs		(654,172)	(619,901)	(1,391,482)	(1,137,118)
Operating costs		(27,662,541)	(25,727,394)	(53,454,748)	(49,017,303)
Gross profit		8,206,810	6,177,310	14,108,188	10,668,817
Realized sales profit (loss)		289	-	289	-
Gross profit-net		8,207,099	6,177,310	14,108,477	10,668,817
Operating expenses	6(14), 6(16) 6(17), 7, 14
Sales and marketing expenses		(1,097,156)	(800,224)	(1,930,734)	(1,562,983)
General and administrative expenses		(857,004)	(966,244)	(1,704,770)	(1,984,984)
Research and development expenses		(3,325,778)	(3,250,245)	(6,660,630)	(5,646,156)
Subtotal		(5,279,938)	(5,016,713)	(10,296,134)	(9,194,123)
Net other operating income and expenses	6(18)	(10,404)	(11,128)	45,053	(31,232)
Operating income		2,916,757	1,149,469	3,857,396	1,443,462
Non-operating income and expenses
Other income	6(19)	229,596	136,524	355,202	191,388
Other gains and losses	6(19), 6(24), 14	882,054	541,785	1,275,817	539,145
Finance costs	6(19)	(302,353)	(179,632)	(457,501)	(341,976)
Share of profit or loss of associates and joint ventures	6(7), 14	131,629	129,633	96,248	311,010
Bargain purchase gain	6(23)	-	13,043	-	7,153,529
Exchange gain, net		-	-	18,484	26,311
Exchange loss, net		(3,620)	(10,648)	-	-
Subtotal		937,306	630,705	1,288,250	7,879,407
Income from continuing operations before income tax		3,854,063	1,780,174	5,145,646	9,322,869
Income tax expense	6(21), 14	(528,337)	(42,001)	(709,113)	(1,171,002)
Net income		3,325,726	1,738,173	4,436,533	8,151,867
Other comprehensive income (loss)	6(20)
Exchange differences on translation of foreign operations		(1,465,584)	368,503	(21,502)	1,790,075
Unrealized gain (loss) on available-for-sale financial assets		1,144,416	(616,743)	3,553,893	(661,321)
Share of other comprehensive income of associates and joint ventures		352,467	589,048	703,151	759,154
Income tax related to components of other comprehensive income	6(21)	71,646	9,369	(2,317)	4,332
Total other comprehensive income (loss), net of tax		102,945	350,177	4,233,225	1,892,240

Total comprehensive income (loss)		$ 3,428,671	$ 2,088,350	$ 8,669,758	$ 10,044,107

Net income attributable to:
Stockholders of the parent		$ 3,482,421	$ 1,812,000	$ 4,662,119	$ 8,404,705
Non-controlling interests		(156,695)	(73,827)	(225,586)	(252,838)
		$ 3,325,726	$ 1,738,173	$ 4,436,533	$ 8,151,867

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 3,636,320	$ 2,160,161	$ 8,897,032	$ 10,279,012
Non-controlling interests		(207,649)	(71,811)	(227,274)	(234,905)
		$ 3,428,671	$ 2,088,350	$ 8,669,758	$ 10,044,107

Earnings per share (NTD)	6(22)
Earnings per share-basic		$ 0.28	$ 0.15	$ 0.37	$ 0.67
Earnings per share-diluted		$ 0.28	$ 0.14	$ 0.37	$ 0.63

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars)

		Capital			Retained Earnings		Exchange Differences on Translation of Foreign Operations	Unrealized Gain or Loss on Available-for-Sale Financial Assets
	Notes	Common Stock	Collected in Advance	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings			Treasury Stock	Total	Non-Controlling Interests	Total Equity
Balance as of January 1, 2013	6(15)	$ 129,518,055	$ 3,038	$ 46,900,526	$ 4,476,570	$ 20,013,666	$ (5,588,631)	$ 11,600,066	$ (4,963,389)	$ 201,959,901	$ 2,571,139	$ 204,531,040
Appropriation and distribution of 2012 retained earnings	6(15)
Legal reserve		-	-	-	772,254	(772,254)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(5,061,310)	-	-	-	(5,061,310)	-	(5,061,310)
Net income in the first half of 2013	6(15)	-	-	-	-	8,404,705	-	-	-	8,404,705	(252,838)	8,151,867
Other comprehensive income (loss), net of tax in the first half of 2013	6(15), 6(20)	-	-	-	-	-	1,968,208	(93,901)	-	1,874,307	17,933	1,892,240
Total comprehensive income (loss)		-	-	-	-	8,404,705	1,968,208	(93,901)	-	10,279,012	(234,905)	10,044,107
Share-based payment transaction	6(15), 6(16)	23,118	(3,038)	30,306	-	-	-	-	-	50,386	-	50,386
Convertible bonds repurchased	6(12)	-	-	(2,922)	-	-	-	-	-	(2,922)	-	(2,922)
Treasury stock acquired	6(15)	-	-	-	-	-	-	-	(2,245,445)	(2,245,445)	-	(2,245,445)
Treasury stock cancelled	6(15)	(3,000,000)	-	(1,843,588)	-	-	-	-	4,843,588	-	-	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	9,309	-	-	-	-	-	9,309	-	9,309
Adjustments arising from changes in percentage of ownership in subsidiaries	6(15)	-	-	248,365	-	-	-	-	-	248,365	(533,904)	(285,539)
Increase in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	2,862,881	2,862,881
Others	6(21)	-	-	1,474	-	-	-	-	-	1,474	-	1,474
Balance as of June 30, 2013	6(15)	$ 126,541,173	$ -	$ 45,343,470	$ 5,248,824	$ 22,584,807	$ (3,620,423)	$ 11,506,165	$ (2,365,246)	$ 205,238,770	$ 4,665,211	$ 209,903,981

Balance as of January 1, 2014	6(15)	$ 126,920,817	$ 25,682	$ 45,326,454	$ 5,248,824	$ 27,189,160	$ (5,271,199)	$ 11,046,696	$ (2,365,246)	$ 208,121,188	$ 4,319,988	$ 212,441,176
Appropriation and distribution of 2013 retained earnings	6(15)
Legal reserve		-	-	-	1,263,020	(1,263,020)	-	-	-	-	-	-
Cash dividends		-	-	-	-	(125,063)	-	-	-	(125,063)	-	(125,063)
Cash paid from additional paid-in capital	6(15)	-	-	(6,128,094)	-	-	-	-	-	(6,128,094)	-	(6,128,094)
Net income in the first half of 2014	6(15)	-	-	-	-	4,662,119	-	-	-	4,662,119	(225,586)	4,436,533
Other comprehensive income (loss), net of tax in the first half of 2014	6(15), 6(20)	-	-	-	-	-	23,921	4,210,992	-	4,234,913	(1,688)	4,233,225
Total comprehensive income (loss)		-	-	-	-	4,662,119	23,921	4,210,992	-	8,897,032	(227,274)	8,669,758
Share-based payment transaction	6(15), 6(16)	142,326	(25,682)	5,933	-	-	-	-	-	122,577	-	122,577
Convertible bonds repurchased	6(12)	-	-	(34,429)	-	-	-	-	-	(34,429)	-	(34,429)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	-	58,135	-	-	-	-	-	58,135	-	58,135
Adjustments arising from changes in percentage of ownership in subsidiaries	6(15)	-	-	92,585	-	(113,153)	-	-	-	(20,568)	59,572	39,004
Decrease in non-controlling interests	6(15)	-	-	-	-	-	-	-	-	-	(11,214)	(11,214)
Others	6(21)	-	-	80,891	-	-	-	-	-	80,891	-	80,891
Balance as of June 30, 2014	6(15)	$ 127,063,143	$ -	$ 39,401,475	$ 6,511,844	$ 30,350,043	$ (5,247,278)	$ 15,257,688	$ (2,365,246)	$ 210,971,669	$ 4,141,072	$ 215,112,741

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2014	2013
Cash flows from operating activities:
Net income before tax	$ 5,145,646	$ 9,322,869
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	18,971,528	18,916,012
Amortization	827,380	452,581
Bad debt expenses (reversal)	72,465	(21,627)
Net loss (gain) of financial assets at fair value through profit or loss	(47,529)	2,087
Interest expense	432,214	292,446
Interest revenue	(260,258)	(127,180)
Dividend revenue	(94,944)	(64,208)
Share-based payment	1,267	29,043
Share of profit of associates and joint ventures	(96,248)	(311,010)
Gain on disposal of property, plant and equipment	(53,398)	(5,343)
Gain on disposal of investments	(1,159,030)	(704,135)
Impairment loss on financial assets	163,211	386,191
Gain on reacquisition of bonds	(13,944)	(39,949)
Exchange loss (gain) on financial assets and liabilities	(23,430)	248,930
Exchange loss on long-term liabilities	326	206,615
Bargain purchase gain	-	(7,153,529)
Amortization of deferred income	(20,890)	(26,916)
Income and expense adjustments	18,698,720	12,080,008
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(203,828)	460
Notes receivable and accounts receivable	(4,915,724)	(1,730,802)
Other receivables	8,160	258,357
Inventories	128,072	(434,064)
Prepayments	(929,899)	135,401
Other current assets	(4,641,756)	(2,111,655)
Notes and accounts payable	(547,549)	585,539
Other payables	1,236,847	406,824
Other current liabilities	107,391	(344,531)
Accrued pension liabilities	11,243	7,663
Other liabilities-others	(663)	16,356
Cash generated from operations	14,096,660	18,192,425
Interest received	220,981	114,926
Dividend received	218,931	64,208
Interest paid	(421,859)	(310,566)
Income tax paid	(202,191)	(751,502)
Net cash provided by operating activities	13,912,522	17,309,491

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2014 and 2013
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2014	2013
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (60,036)	$ (50,000)
Proceeds from disposal of financial assets at fair value through profit or loss	22,292	39,634
Acquisition of available-for-sale financial assets	(115,422)	(70,684)
Proceeds from disposal of available-for-sale financial assets	1,630,929	781,079
Acquisition of financial assets measured at cost	(464,359)	(523,067)
Proceeds from disposal of financial assets measured at cost	477,596	84,059
Acquisition of investments accounted for under the equity method	(121,016)	(613)
Proceeds from disposal of investments accounted for under the equity method	74,378	-
Increase in prepayment for investments	-	(5,000)
Decrease in prepayment for investments	-	34,803
Proceeds from capital reduction and liquidation of investments	35,257	244,446
Acquisition of subsidiaries (net of cash acquired)	-	2,641,314
Proceeds from disposal of non-current assets held for sale	(15,617)	-
Acquisition of property, plant and equipment	(14,161,448)	(15,145,807)
Proceeds from disposal of property, plant and equipment	251,973	324,710
Increase in refundable deposits	(34,525)	(107,617)
Decrease in refundable deposits	106,293	164,137
Acquisition of intangible assets	(603,179)	(1,394,846)
Increase in other assets-others	(274,378)	(74,158)
Decrease in other assets-others	118,915	1,736
Net cash used in investing activities	(13,132,347)	(13,055,874)
Cash flows from financing activities:
Increase in short-term loans	8,866,950	6,943,820
Decrease in short-term loans	(5,531,578)	(8,228,164)
Proceeds from bonds issued	5,000,000	10,000,000
Bonds issuance costs	(5,090)	(12,010)
Redemption of bonds	(10,306,392)	(85,233)
Proceeds from long-term loans	1,000,000	1,650,337
Repayments of long-term loans	(1,255,964)	(4,499,569)
Increase in guarantee deposits	65,877	82,914
Decrease in guarantee deposits	(21,389)	(11,116)
Exercise of employee stock options	121,310	20,883
Treasury stock acquired	-	(2,245,445)
Acquisition of subsidiaries	-	(284,567)
Change in non-controlling interests	38,261	(1,689)
Net cash provided by (used in) financing activities	(2,028,015)	3,330,161
Effect of exchange rate changes on cash and cash equivalents	51,425	574,154
Net increase (decrease) in cash and cash equivalents	(1,196,415)	8,157,932
Cash and cash equivalents at beginning of period	50,830,678	42,488,490
Cash and cash equivalents at end of period	$ 49,634,263	$ 50,646,422

Investing activities partially paid by cash:
Cash paid for acquiring property, plant and equipment
Increase in property, plant and equipment	$ 14,654,162	$ 17,261,707
Add: Effect of acquisition of subsidiaries	-	89,592
Add: Payable at beginning of period	6,700,743	5,382,395
Less: Payable at end of period	(7,193,457)	(7,587,887)
Cash paid	$ 14,161,448	$ 15,145,807
The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2014 and 2013

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (the “Company”) for the six-month periods ended June 30, 2014 and 2013 were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 30, 2014.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and Interpretations developed by the International Financial Reporting Interpretations Committee (IFRIC) issued, revised or amended by International Accounting Standard Board (IASB) which have been endorsed by Financial Supervisory Commission (FSC) effective for annual periods beginning on or after January 1, 2015 but not yet adopted by the Company at the date of issuance of the Company’s financial statements, are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards - Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010
Improvements to International Financial Reporting Standards (issued in 2010)

IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2011

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 3	Business Combinations	July 1, 2010
IFRS 7	Financial Instruments: Disclosures	January 1, 2011
IAS 1	Presentation of Financial Statements	January 1, 2011
IAS 34	Interim Financial Reporting	January 1, 2011
IFRIC 13	Customer Loyalty Programmes	January 1, 2011
IFRS 7	Financial Instruments: Disclosures - Transfers of Financial Assets	July 1, 2011
IFRS 1	First-time Adoption of International Financial Reporting Standards - Severe Hyperinflation and Removal of Fixed Dates for First-time Adopter	July 1, 2011
IAS 12	Deferred Taxes: Recovery of Underlying Assets	January 1, 2012
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosures of Interests in Other Entities	January 1, 2013
IAS 27	Separate Financial Statements	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19	Employee Benefits	January 1, 2013
IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	January 1, 2013
IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS 1	Government Loans	January 1, 2013
Improvements to International Financial Reporting Standards (2009-2011 cycle):
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2013
IAS 1	Presentation of Financial Statements	January 1, 2013
IAS 16	Property, Plant and Equipment	January 1, 2013
IAS 32	Financial Instruments: Presentation	January 1, 2013
IAS 34	Interim Financial Reporting	January 1, 2013
IAS 32	Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 10	Investment Entities	January 1, 2014

The potential effects of adopting the standards or interpretations issued by IASB and endorsed by FSC which will be effective for annual period beginning on or after January 1, 2015 on the Company’ financial statements in future periods are summarized as below:

(1)   IFRS 3 “Business Combinations”

Under the amendment, IFRS 3 (as revised in 2008) do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of IFRS 3 (as revised in 2008).  Furthermore, the amendment limits the scope of the measurement choices for non-controlling interest.  Only the components of non-controlling interests that are present ownership interests that entitle their holders to a proportionate share of the entity’s net assets, in the event of liquidation could be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets.  Other components of non-controlling interest are measured at their acquisition date fair value.

The amendment also requires an entity in a business combination to account for the replacement of the acquiree’s share-based payment transactions (when the acquirer is not obliged to do so) as new share-based payment awards in the post-combination financial statements.

Outstanding share-based payment transactions that the acquirer does not exchange for its share-based payment transactions: if vested — they are part of non-controlling interest; if unvested — they are measured at market based value as if granted at acquisition date, and allocated between NCI and post-combination expense.

These amendments became effective for annual periods beginning on or after 1 July, 2010.

(2)   IAS 34 “Interim Financial Reporting”

The amendment clarifies that if a user of an entity's interim financial report have access to the most recent annual financial report of that entity, it is unnecessary for the notes to an interim financial report to provide relatively insignificant updates to the information that was reported in the notes in the most recent annual financial report.  Furthermore, the amendment requires additional disclosures of financial instruments and contingent liabilities/assets.  The amendment became effective for annual periods beginning on or after January 1, 2011.

(3)   IFRS 7 “Financial Instruments: Disclosures”

The amendment emphasizes the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments so that users of financial statements will have a better understanding.  The amendment became effective for annual periods beginning on or after January 1, 2011.

(4)   IFRS 7 “Financial Instruments: Disclosures” (Amendment)

The amendment requires additional quantitative and qualitative disclosures relating to transfers of financial assets, when financial assets are derecognized in their entirety, but the entity has a continuing involvement in them, or when financial assets are not derecognized in their entirety.  The amendment became effective for annual periods beginning on or after July 1, 2011.

(5)   IFRS 10 “Consolidated Financial Statements”

IFRS 10 “Consolidated  Financial Statements”(IFRS 10) replaces the portion of IAS 27 “Consolidated and Separate Financial Statements” (IAS 27) that addresses the accounting for consolidated financial statements and the former Standing Interpretations Committee (SIC) - 12 “Consolidation-Special Purpose Entities”.  The changes introduced by IFRS 10 primarily relate to the elimination of the perceived inconsistency between IAS 27 and SIC-12 by introducing a new integrated control model.  That is, IFRS 10 primarily relates to whether to consolidate another entity, but does not change how an entity is consolidated.  The standard became effective for annual periods beginning on or after January 1, 2013.

(6)   IFRS 11 “Joint Arrangements”

IFRS 11 “Joint Arrangements” replaces IAS 31 “Interests in Joint Ventures”  and SIC-13 “Jointly Controlled Entities-Non-Monetary Contributions by Venturers”.  The changes introduced by IFRS 11 primarily relate to increase comparability within IFRSs by removing the choice for accounting for jointly controlled entities under the proportionate consolidation method, so that the structure of the arrangement is no longer the most important factor when determining the classification as a joint operation or a joint venture (an investment classified as a joint venture is accounted for in accordance with IAS 28 “Investments in Associates and Joint Ventures”), which then determines the accounting.  The standard became effective for annual periods beginning on or after January 1, 2013.

(7)   IFRS 12 “Disclosures of Interests in Other Entities”

IFRS 12 “Disclosures of Interests in Other Entities” primarily integrates and makes consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities and present those requirements in a single IFRS.  The standard became effective for annual periods beginning on or after January 1, 2013.

(8)   IFRS 13 “Fair Value Measurement”

IFRS 13 “Fair Value Measurement” (IFRS 13) primarily relates to defining fair value, setting out in a single IFRS framework for measuring and disclosing fair values to reduce complexity and improve consistency in applying fair value measurement.  However, IFRS 13 does not change existing requirements in other IFRSs as to when the fair value measurement or related disclosure is required.  The standard became effective for annual periods beginning on or after January 1, 2013.

(9)   IAS 19 “Employee Benefits” (Revised)

The revision includes: (1)For defined benefit plans, the ability to defer the recognition of actuarial gains and losses (i.e., the corridor approach) has been removed.  Actuarial gains and losses will be recognized in other comprehensive income as they occur.  (2)Amounts recorded in profit or loss are limited to current and past service costs, gains or losses on settlements, and net interest income (expense) on the pension asset or liability.  (3)New disclosures include quantitative information about the sensitivity of the defined benefit obligation to reasonably possible changes in each significant actuarial assumption.  (4)Termination benefits will be recognized at the earlier of when the offer of termination cannot be withdrawn, or when the related restructuring costs are recognized under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.  The revised standard became effective for annual periods beginning on or after January 1, 2013.

(10) IAS 1 “Presentation of Financial Statements”

The amendment clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.  The amendment became effective for annual periods beginning on or after January 1, 2011.

(11) Presentation of Items of Other Comprehensive Income (Amend IAS 1 “Presentation of Financial Statements”)

The amendments to IAS 1 change the grouping of items presented in other comprehensive income.  Items that would be reclassified (or recycled) to profit or loss at certain points in the future would be presented separately from items that will never be reclassified.  The amendment became effective for annual periods beginning on or after July 1, 2012.

(12) IAS 34 “Interim Financial Reporting”

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 “Operating Segments”.  Besides, total assets and liabilities for a particular reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity’s previous annual financial statements for that reportable segment.  The amendment became effective for annual periods beginning on or after January 1, 2013.

(13) IFRS 10 “Consolidated Financial Statements” (Amendment)

The amendments related to Investment Entities provide an exception to the consolidation requirements in IFRS 10 and require investment entities to account for particular subsidiaries at fair value through profit or loss, rather than consolidating them.  The amendments also set out disclosure requirements for investment entities.  The amendment is effective for annual periods beginning on or after January 1, 2014.

The Company has evaluated the impact of the aforementioned standards and interpretations listed (1)~(13) to the Company’s financial position and performance and determined that there is no material impact.  The Company will make necessary disclosures in accordance with the aforementioned standards and interpretations.

Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC):

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IAS 36	Impairment of Assets	January 1, 2014
IFRIC 21	Levies	January 1, 2014
IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to International Financial Reporting Standards (2010-2012 cycle)
IFRS 2	Share-based Payment	July 1, 2014
IFRS 3	Business Combinations	July 1, 2014
IFRS 8	Operating Segments	July 1, 2014
IFRS 13	Fair Value Measurement	-
IAS 16	Property, Plant and Equipment	July 1, 2014
IAS 24	Related Party Disclosures	July 1, 2014
IAS 38	Intangible Assets	July 1, 2014
Improvements to International Financial Reporting Standards (2011-2013 cycle)
IFRS 1	First-time Adoption of International Financial Reporting Standards	-
IFRS 3	Business Combinations	July 1, 2014
IFRS 13	Fair Value Measurement	July 1, 2014
IAS 40	Investment Property	July 1, 2014
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
IFRS 9	Financial Instruments	January 1, 2018

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’ financial statements in future periods are summarized as below:

(14) IAS 36 “Impairment of Assets” (Amendment)

This amendment relates to the amendment issued in May 2011 and requires entities to disclose the recoverable amount of an asset (including goodwill) or a cash-generating unit when an impairment loss has been recognized or reversed during the period.  The amendment also requires detailed disclosure of how the fair value less costs of disposal has been determined when an impairment loss has been recognized or reversed, including valuation techniques used, level of fair value hierarchy of assets and key assumptions used in the measurements.  The amendment is effective for annual periods beginning on or after January 1, 2014.

(15) IFRIC 21 “Levies”

This interpretation provides guidance on when to recognize a liability for a levy imposed by a government (both for levies that are accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and those where the timing and amount of the levy is certain).  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(16) IAS 39 “Financial Instruments: Recognition and Measurement” (Amendment) - Novation of Derivatives and Continuation of Hedge Accounting

Under the amendment, there would be no need to discontinue hedge accounting if a hedging derivative was novated, provided certain criteria are met.  The interpretation is effective for annual periods beginning on or after January 1, 2014.

(17) IFRS 8 “Operating Segments”

The amendments require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments.  The amendments also clarify that an entity shall only provide reconciliations of the total of the reportable segments’ assets to the entity’s assets if the segment assets are reported regularly to the Chief Operating Decision Maker (CODM).  The amendment is effective for annual periods beginning on or after 1 July, 2014.

(18) IFRS 13 “Fair Value Measurement”

The amendment to the Basis for Conclusions of IFRS 13 clarifies that when deleting paragraph B5.4.12 of IFRS 9 Financial Instruments and paragraph AG79 of IAS 39 Financial Instruments: Recognition and Measurement as consequential amendments from IFRS 13 Fair Value Measurement, the IASB did not intend to change the measurement requirements for short-term receivables and payables.

(19) IAS 24 “Related Party Disclosures”

The amendment clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.  The amendment is effective for annual periods beginning on or after 1 July, 2014.

(20) IFRS 1 “First-time Adoption of International Financial Reporting Standards”

The amendment clarifies that an entity, in its first IFRS financial statements, has the choice between applying an existing and currently effective IFRS or applying early a new or revised IFRS that is not yet mandatorily effective, provided that the new or revised IFRS permits early application.

(21) IFRS 13 “Fair Value Measurement”

The amendment clarifies that paragraph 52 of IFRS 13 includes a scope exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis.  The objective of this amendment is to clarify that this portfolio exception applies to all contracts within the scope of IAS 39 Financial Instruments: Recognition and Measurement or IFRS 9 Financial Instruments, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 Financial Instruments: Presentation.  The amendment is effective for annual periods beginning on or after 1 July, 2014.

(22) IFRS 15 “Revenue from Contracts with Customers”

The core principle of the new Standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services.  The new Standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements.  The Standard is effective for annual periods beginning on or after January 1 2017.

(23) IFRS 9 “Financial Instruments”

The IASB has issued the final version of IFRS 9, which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9 Financial Instruments (which include standards issued on classification and measurement of financial assets and liabilities and hedge accounting).  Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore there is requirement that “own credit risk” adjustments are not recognized in profit or loss.  Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition.  Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.  The new standard is effective for annual periods beginning on or after January 1, 2018.

The Company is still currently evaluating the potential impact of the aforementioned standards and interpretations listed (14)~(23) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements as of and for the six-month periods ended June 30, 2014 and 2013 were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC (collectively referred to as “TIFRS”), and IAS34 “Interim Financial Report”.

(2)   Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013.  For the principles of consolidation, please refer to Note 4, (3) of the Company’s consolidated financial statements for the year ended December 31, 2013.

b.  The consolidated entities are as follows:

As of June 30, 2014, December 31, 2013 and June 30, 2013

			Percentage of ownership (%)
			As of
Investor	Subsidiary	Business nature	June 30, 2014	December 31, 2013	June 30, 2013
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00

UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	-
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	86.88	86.88	86.88
UMC	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	81.53	74.69	74.69
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16	44.16	44.16
UMC	UMC JAPAN	Sales and manufacturing of integrated circuits	-	-	100.00
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00	100.00	100.00
FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Sales and manufacturing of solar power cell	26.04	26.04	26.04
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.99	5.99	5.05
FORTUNE	ALLIANCE OPTOTEK CORP. (ALLIANCE)	Design and manufacturing of LED	-	21.77	21.77
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25	2.25	2.25

UNITRUTH	TOPCELL	Sales and manufacturing of solar power cell	1.03	1.03	1.03
UNITRUTH	ALLIANCE	Design and manufacturing of LED	-	6.86	6.86
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87	5.87	5.87
TLC	TOPCELL	Sales and manufacturing of solar power cell	2.37	2.37	2.37
TLC	ALLIANCE	Design and manufacturing of LED	-	45.88	45.88
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	78.72	78.02	72.04
NBI	TOPCELL	Sales and manufacturing of solar power cell	62.38	62.38	62.38
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	-	100.00	89.28
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	-	100.00	100.00
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	-	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	-	100.00	100.00

TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00	100.00	100.00
TERA ENERGY	EVERRICH-HK	Investment holding	100.00	-	-
TERA ENERGY	SMART ENERGY	Investment holding	100.00	-	-
OMNI	UNITED MICROTECHNOLOGY CORPORATION	Research and development	100.00	100.00	-
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	-
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	-
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00	100.00	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	-	-
ALLIANCE	LIGHT HOUSE GLOBAL INCORP. (LIGHT HOUSE)	Investment holding	-	100.00	100.00
LIGHT HOUSE	ALLIANCE OPTOTEK DONGGUAN CO., LTD.	LED lighting manufacturing and sale	-	100.00	100.00

(4)   The same accounting policies have been applied in the Company’s consolidated financial statements for the six-month periods ended June 30, 2014 and 2013 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013.  For the summary of other significant accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2013.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month periods ended June 30, 2014 and 2013 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2013.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2013.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   CASH AND CASH EQUIVALENTS

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Cash on hand	$3,545	$3,639	$3,990
Checking and savings accounts	9,102,370	8,894,827	15,574,078
Time deposits	37,304,794	36,263,171	26,328,521
Repurchase agreements collateralized by government bonds and corporate bonds	3,223,554	5,669,041	8,739,833
Total	$49,634,263	$50,830,678	$50,646,422

(2)   FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Designated financial assets at fair value through profit or loss
Convertible bonds	$103,086	$60,441	$78,880
Preferred stocks	-	-	10,659
Subtotal	103,086	60,441	89,539
Financial assets held for trading

Listed stocks	481,213	234,583	240,518
Corporate bonds	398,681	398,681	398,681
Subtotal	879,894	633,264	639,199
Total	$982,980	$693,705	$728,738

Current	$879,894	$633,264	$639,199
Noncurrent	103,086	60,441	89,539
Total	$982,980	$693,705	$728,738

(3)   ACCOUNTS RECEIVABLE, NET

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Accounts receivable	$22,575,829	$17,714,962	$20,187,270
Less: allowance for sales returns and discounts	(467,405)	(516,189)	(324,817)
Less: allowance for doubtful accounts	(644,420)	(574,421)	(621,985)
Net	$21,464,004	$16,624,352	$19,240,468

Aging analysis of account receivables:

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Neither past due nor impaired	$18,451,062	$14,204,640	$16,672,608
Past due but not impaired:
≤ 30 days	2,407,970	2,113,439	2,067,067
31 to 60 days	192,536	279,047	324,370
61 to 90 days	397,705	14,204	41,502
91 to 120 days	3,875	13,022	23,865
> 120 days	10,856	-	111,056
Subtotal	3,012,942	2,419,712	2,567,860
Total	$21,464,004	$16,624,352	$19,240,468

Movement on allowance for individual evaluation doubtful accounts:

	For the six-month periods ended June 30,
	2014	2013
Beginning balance	$574,421	$613,288
Net charge for the period	69,999	8,697
Ending balance	$644,420	$621,985

The terms for third party domestic sales were net 30~60 days, while the collection periods for third party overseas sales were month end 30~60 days.

The impairment losses assessed individually as of June 30, 2014 and 2013 primarily resulted from the financial difficulties of the counter trading parties and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivable.

(4)   INVENTORIES, NET

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Raw materials	$2,137,581	$2,327,044	$2,257,739
Supplies and spare parts	2,573,111	2,397,733	2,418,536
Work in process	9,157,127	8,894,291	9,304,291
Finished goods	1,794,264	2,351,067	2,336,217
Total	15,662,083	15,970,135	16,316,783
Less: allowance for inventory valuation losses	(1,818,143)	(1,976,876)	(1,986,537)
Net	$13,843,940	$13,993,259	$14,330,246

a.  For the three-month periods ended June 30, 2014 and 2013, the Company recognized NT$27,008 million and NT$25,107 million for costs of inventories in expenses, of which NT$147 million and NT$1,391 million respectively were related to gains recognized when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.  For the six-month periods ended June 30, 2014 and 2013, the Company recognized NT$52,063 million and NT$47,880 million for costs of inventories in expenses, of which NT$128 million and NT$967 million respectively related to gains recognized when the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.

b.  Inventories were not pledged.

(5)   AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Common stocks	$24,659,837	$21,250,880	$22,052,489
Preferred stocks	277,200	312,600	228,600
Depositary receipts	-	-	307,537
Funds	128,993	127,040	124,379
Total	$25,066,030	$21,690,520	$22,713,005

Current	$2,729,361	$2,134,379	$2,781,340
Noncurrent	22,336,669	19,556,141	19,931,665
Total	$25,066,030	$21,690,520	$22,713,005

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC classified the exchangeable common stock as current assets.

(6)   FINANCIAL ASSETS MEASURED AT COST, NON-CURRENT

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Common stocks	$612,520	$610,006	$623,346
Preferred stocks	2,998,892	3,062,449	2,666,570
Funds	128,047	412,837	405,374
Total	$3,739,459	$4,085,292	$3,695,290

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair value cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

(7)   INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.   Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2014		December 31, 2013
Investee companies	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Unlisted companies
MOS ART PACK CORP. (MAP) (Note A)	$238,373	72.98	$238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note B)	9,586	55.25	12,473	55.25
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note C)	702,259	50.00	714,120	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note C)	42,719	50.00	45,947	50.00
ACHIEVE MADE INTERNATIONAL LTD.	112,566	49.38	119,357	49.38
LIST EARN ENTERPRISE INC.	9,820	49.00	9,798	49.00
MTIC HOLDINGS PTE. LTD.	149,106	45.44	152,713	45.44
YUNG LI INVESTMENTS, INC.	276,185	45.16	259,034	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,953,754	45.00	1,977,433	45.00
WINAICO IMMOBILIEN GMBH (Note C)	281,882	44.78	300,692	44.78
UNITECH CAPITAL INC.	766,542	42.00	687,078	42.00
HSUN CHIEH INVESTMENT CO., LTD.	3,710,226	36.49	3,048,053	36.49
UC FUND II	3,909	35.45	3,953	35.45
CTC CAPITAL PARTNERS I, L.P.	201,450	31.40	195,622	31.40
TRANSLINK CAPITAL PARTNERS III, L.P. (Note D)	109,088	29.29	-	-
UNITED LED CORPORATION HONG KONG LIMITED	513,156	29.03	481,227	39.13
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	103,984	10.38	106,247	10.38
LTI REENERGY CO., LTD. (LTI) (Note C)	-	-	5,503	40.00
EXOJET TECHNOLOGY CORP.	-	-	84,213	33.10
Total	$9,184,605		$8,441,836

	As of
	June 30, 2013
Investee companies	Amount	Percentage of Ownership or Voting Rights
Listed companies
CRYSTALWISE TECHNOLOGY INC. (CRYSTALWISE) (Note E)	$89,499	2.31

Unlisted companies
ASEPOWER I S.R.L. (ASEPOWER) (Note C, F)	-	75.00
MAP ( Note A)	238,373	72.98
UNITED LIGHTING (Note B)	11,618	55.25
SHANDONG HUAHONG (Note C)	717,718	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note C)	45,046	50.00
ACHIEVE MADE INTERNATIONAL LTD.	127,825	49.38
LIST EARN ENTERPRISE INC.	9,817	49.00
MTIC HOLDINGS PTE. LTD.	183,293	45.44
YUNG LI INVESTMENTS, INC.	217,840	45.16
MEGA MISSION LIMITED PARTNERSHIP	1,805,365	45.00
UNITED LED CORPORATION HONG KONG LIMITED	433,623	45.00
WINAICO IMMOBILIEN GMBH (Note C)	290,857	44.78
UNITECH CAPITAL INC.	704,128	42.00
LTI (Note C)	4,492	40.00
HSUN CHIEH INVESTMENT CO., LTD.	3,155,382	36.49
UC FUND II	3,955	35.45
EXOJET TECHNOLOGY CORP.	91,999	33.10
CTC CAPITAL PARTNERS I, L.P.	138,327	31.40
UNIMICRON HOLDING LIMITED	677,576	21.93
DAIWA QUANTUM CAPITAL PARTNERS I, L.P. (Note D, G)	18,335	12.50
TRANSLINK CAPITAL PARTNERS I, L.P. (Note D)	111,208	10.38
Subtotal	8,986,777
Total	$9,076,276

Note A:  On March 10, 2011, MAP filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of June 30, 2014.

Note B:  On June 19, 2012, UNITED LIGHTING filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of June 30, 2014.

Note C:  The Company uses the equity method to account for its investment in ASEPOWER , SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH, WINAICO IMMOBILIEN GMBH and LTI, which are joint ventures.

Note D: The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists domestically.  Therefore, the Company uses the equity method to account for these investees.

Note E:  The Company acquired 2.7 million shares of CRYSTALWISE through private placement in August 2010.  The exchange of these securities listed above was restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of CRYSTALWISE was lifted on September 23, 2013.  The Company lost significant influence over CRYSTALWISE in August 2013 and reclassified this investment from investments accounted for under the equity method to available-for-sale financial assets, noncurrent.

Note F:  The Company used the equity method to account for its joint venture investment in ASEPOWER through September 10, 2013, the date that ASEPOWER completed its liquidation procedures.

Note G: The liquidation of DAIWA QUANTUM CAPITAL PARTNERS I, L.P. was completed on December 27, 2013.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$0, NT$0 and NT$89 million, as of June 30, 2014, December 31, 2013 and June 30, 2013, respectively.  The fair value of these investments were NT$0, NT$0 and NT$107 million as of June 30, 2014, December 31, 2013 and June 30, 2013, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants.  Shares of investment income from these associates and joint ventures amounted to NT$28 million, NT$(11) million, NT$44 million and NT$6 million for the three-month and six-month periods ended June 30, 2014 and 2013, respectively.  Share of other comprehensive income from these associates and joint ventures amounted to NT$428 million, NT$583 million, NT$697 million and NT$602 million for the three-month and six-month periods ended June 30, 2014 and 2013, respectively.  The balances of investments accounted for under the equity method were NT$4,477 million, NT$3,972 million and NT$4,537 million as of June 30, 2014, December 31, 2013 and June 30, 2013, respectively.

No investment accounted for using the equity method was pledged.

b.   The summarized financial information of the Company’s investments in associates are as follow:

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Total assets (100%)	$28,615,314	$26,465,500	$34,606,287
Total liabilities (100%)	6,356,264	6,880,254	9,237,035

	For the three-month periods ended June 30,
	2014	2013
Revenue(100%)	$933,777	$2,568,470
Net income(100%)	345,157	398,726

	For the six-month periods ended June 30,
	2014	2013
Revenue(100%)	$1,557,780	$5,271,292
Net income(100%)	325,374	700,172

c.   UMC’s associate, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of June 30, 2014, December 31, 2013 and June 30, 2013.

d.   The summarized financial information of the Company’s investments in jointly control entities are as follows:

The Company began to use the equity method to account for its investments in SHANDONG HUAHONG, LTI, WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER and WINAICO IMMOBILIEN GMBH, on January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012 and March 31, 2013, respectively.  The Company ceased to use the equity method to account for its investments in ASEPOWER and LTI since September 10, 2013 and March 26, 2014, respectively.  The summarized financial information which the Company recognized is as follows:

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Current assets	$311,301	$367,381	$400,033
Non-current assets	1,858,584	1,907,537	1,901,234
Current liabilities	206,448	488,486	475,365
Non-current liabilities	930,666	714,260	738,311
Equity	1,032,771	1,072,172	1,087,591

	For the three-month periods ended June 30,
	2014	2013
Revenues	$72,366	$48,774
Expenses	81,771	57,659

	For the six-month periods ended June 30,
	2014	2013
Revenues	$102,600	$83,400
Expenses	125,290	91,574

(8)   PROPERTY, PLANT AND EQUIPMENT

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Land	$1,915,066	$1,925,691	$2,579,470
Buildings	13,218,940	13,679,387	14,376,367
Machinery and equipment	122,670,143	125,170,755	127,906,007
Transportation equipment	14,102	15,047	15,233
Furniture and fixtures	1,101,291	1,148,689	1,246,558
Leasehold improvement	961,113	1,044,943	1,148,142
Construction in progress and equipment awaiting inspection	17,121,210	19,368,388	17,552,891
Net	$157,001,865	$162,352,900	$164,824,668

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$1,925,691	$25,846,909	$630,966,729	$66,554	$5,285,463	$1,800,921	$19,368,388	$685,260,655
Additions	-	-	-	-	-	-	12,406,599	12,406,599
Disposals	(10,625)	-	(1,878,073)	-	(26,260)	(2,880)	(173,106)	(2,090,944)
Transfers and reclassifications	-	(388,515)	16,054,430	1,227	165,984	61,910	(14,518,427)	1,376,609
Exchange effect	-	1,343	(25,588)	(72)	139	(59)	37,756	13,519
As of June 30, 2014	$1,915,066	$25,459,737	$645,117,498	$67,709	$5,425,326	$1,859,892	$17,121,210	$696,966,438

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$3,171,351	$30,451,446	$601,818,624	$67,827	$5,485,951	$1,753,124	$18,500,156	$661,248,479
Additions	-	-	-	-	-	-	15,850,396	15,850,396
Acquisitions of subsidiaries	-	2,298,543	3,965,968	258	25,275	1,193	34,655	6,325,892
Disposals	(457)	(91,187)	(1,938,101)	(2,414)	(150,222)	(1,388)	(282,265)	(2,466,034)
Transfers and reclassifications	-	11,389	17,729,886	303	83,693	8,294	(16,571,833)	1,261,732
Exchange effect	(112,731)	236,459	3,316,639	312	(18,359)	1,427	21,782	3,445,529
As of June 30, 2013	$3,058,163	$32,906,650	$624,893,016	$66,286	$5,426,338	$1,762,650	$17,552,891	$685,665,994

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2014	$-	$12,167,522	$505,795,974	$51,507	$4,136,774	$755,978	$-	$522,907,755
Depreciation	-	601,342	18,044,692	2,175	177,271	146,048	-	18,971,528
Disposals	-	-	(1,867,371)	-	(25,002)	(2,880)	-	(1,895,253)
Transfers and reclassifications	-	(526,946)	489,565	(36)	34,908	(320)	-	(2,829)
Exchange effect	-	(1,121)	(15,505)	(39)	84	(47)	-	(16,628)
As of June 30, 2014	$-	$12,240,797	$522,447,355	$53,607	$4,324,035	$898,779	$-	$539,964,573

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2013	$530,963	$17,854,186	$478,247,093	$51,143	$4,146,754	$474,535	$-	$501,304,674
Depreciation	-	600,521	17,973,298	1,961	200,904	139,263	-	18,915,947
Transfers and reclassifications	(211)	(89,144)	(1,905,327)	(2,242)	(148,870)	(617)	-	(2,146,411)
Exchange effect	(52,059)	164,720	2,671,945	191	(19,008)	1,327	-	2,767,116
As of June 30, 2013	$478,693	$18,530,283	$496,987,009	$51,053	$4,179,780	$614,508	$-	$520,841,326

a.   The amounts of total interest expense before capitalization borrowing costs were NT$590 million and NT$400 million for the six-month periods ended June 30, 2014 and 2013, respectively.  Details of capitalized borrowing costs are as follows:

	For the six-month periods ended June 30,
	2014	2013
Buildings	$51,590	$18,209
Machinery and equipment	106,020	89,068
Furniture and fixtures	360	-
Total interest capitalized	$157,970	$107,277

Interest rates applied	1.44%~2.21%	1.45%~2.88%

b.   Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)   INTANGIBLE ASSETS

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Goodwill	$50,863	$50,863	$50,863
Software	142,739	173,252	227,677
Patents and royalty fees	3,191,389	3,400,769	3,603,313
Others	1,263,913	1,114,763	842,876
Net	$4,648,904	$4,739,647	$4,724,729

Cost:

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2014	$50,863	$432,462	$4,155,667	$2,110,088	$6,749,080
Additions	-	-	8,500	585,410	593,910
Disposals	-	(83,887)	-	(77,644)	(161,531)
Reclassifications	-	38,230	-	(61,700)	(23,470)
Exchange effect	-	297	117	(1)	413
As of June 30, 2014	$50,863	$387,102	$4,164,284	$2,556,153	$7,158,402

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2013	$50,863	$471,987	$2,298,527	$1,433,499	$4,254,876
Additions	-	490	1,824,218	400,950	2,225,658
Disposals	-	(99,093)	-	(372,180)	(471,273)
Reclassifications	-	58,462	20,114	-	78,576
Acquisitions of subsidiaries	-	36,132	9,283	61,700	107,115
Exchange effect	-	(3,518)	2,099	(122)	(1,541)
As of June 30, 2013	$50,863	$464,460	$4,154,241	$1,523,847	$6,193,411

Accumulated amortization and impairment:

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2014	$-	$259,210	$754,898	$995,325	$2,009,433
Amortization	-	67,425	218,926	436,260	722,611
Disposals	-	(83,887)	-	(77,644)	(161,531)
Reclassifications	-	1,398	-	(61,700)	(60,302)
Exchange effect	-	217	(929)	(1)	(713)
As of June 30, 2014	$-	$244,363	$972,895	$1,292,240	$2,509,498

	Goodwill	Software	Patents and royalty fees	Others	Total
As of January 1, 2013	$-	$271,197	$404,416	$781,104	$1,456,717
Amortization	-	69,052	145,581	185,407	400,040
Disposals	-	(99,082)	-	(372,180)	(471,262)
Reclassifications	-	-	-	86,759	86,759
Exchange effect	-	(4,384)	931	(119)	(3,572)
As of June 30, 2013	$-	$236,783	$550,928	$680,971	$1,468,682

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended June 30,
	2014	2013
Operating cost	$127,866	$100,493
Operating expense	$255,412	$152,200

	For the six-month periods ended June 30,
	2014	2013
Operating cost	$255,316	$184,374
Operating expense	$467,295	$215,666

The carrying amounts of significant technology license fees and royalty fees obtained by the Company were NT$3,015 million, NT$3,211 million and NT$3,412 million as of June 30, 2014, December 31, 2013 and June 30, 2013, respectively.  The remaining amortization periods were 8~9 years, 8~9 years and 9~10 years, respectively.

(10) SHORT TERM LOANS

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Unsecured bank loans	$7,953,800	$4,643,573	$4,591,402

	For the six-month periods ended June 30,
	2014	2013
Interest rates applied	0.57%~2.45%	0.82%~4.38%

The Company’s unused short-term lines of credits amounted to NT$17,872 million, NT$18,587 million and NT$17,628 million as of June 30, 2014, December 31, 2013 and June 30, 2013, respectively.

(11) FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Derivatives embedded in exchangeable bonds	$3,805	$1,928	$277,264

(12) BONDS PAYABLE

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Unsecured convertible bonds payable	$-	$10,255,791	$12,192,996
Unsecured exchangeable bonds payable	3,710,580	3,709,339	3,822,118
Unsecured domestic bonds payable	25,000,000	20,000,000	20,000,000
Less: Discounts on bonds payable	(88,817)	(358,713)	(526,918)
Total	28,621,763	33,606,417	35,488,196
Less: Current or exchangeable portion due within one year	(3,645,999)	(13,627,063)	(15,510,628)
Net	$24,975,764	$19,979,354	$19,977,568

A.   On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$127.2 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds would be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange

i.    Underlying Securities: Ordinary shares of Unimicron

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NT$43.3650 per share on June 30, 2014.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

B.   On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$80 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the ordinary shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds would be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the ordinary shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange

i.    Underlying Securities: Ordinary shares of Novatek

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NT$108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Exchange of the Bonds

As of June 30, 2014, December 31, 2013 and June 30, 2013, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of US$77 million, US$77 million and US$77 million into Novatek shares.  Gains from disposal of investments and gains from exchange of bonds from bondholders exercising exchange rights during the three-month and six-month periods ended June 30, 2014 and 2013 amounted NT$0, NT$209 million, NT$0 and NT$1,137 million, respectively, and were recognized as non-operating income and expenses.

f.    Bonds early redemption：

Since over 90% principal amount of the bonds has already been exchanged, UMC redeemed the bonds in whole at the Early Redemption Price on July 22, 2013.  The remaining principal amount of the redeemed bonds was US$3 million.  UMC recognized a gain of NT$45 million from the redemption as non-operating income and expenses.

g.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

C.   On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a    Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and adjustment: The conversion price was originally USD 3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

e.   Bonds early redemption:

UMC redeemed bonds with principal amount of US$324 million as requested by investors on May 27, 2014.  The associated convertible rights were deemed cancelled and the consideration paid for the early redemption was fully allocated to the liability components.  UMC adjusted the carrying amount of the liability components to reflect actual consideration paid and recognized a loss and an expense totaled NT$194 million as non-operating income and expenses.  UMC reclassified cancelled convertible rights of NT$441 million from additional paid in capital – stock options to additional paid in capital – others.

Since over 90% principal amount of the bonds has already been redeemed, UMC redeemed the remaining bonds in whole at the Early Redemption Price on June 27, 2014.  The principal amount of the redeemed bonds was US$34 million.  UMC recognized a gain of NT$15 million from the redemption as non-operating income and expense.

f.    Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, after reduction of issuance costs amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.   In early June, 2012, UMC issued a five-year and a seven-year domestic unsecured corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.63%, and the principal will be repayable in June 2019 upon maturity.

E.    In mid-March, 2013, the Company issued five-year and seven-year domestic unsecured  corporate bonds amounting to NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at a rate of 1.35%, and the principal will be repayable in March 2018 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at a rate of 1.50%, and the principal will be repayable in March 2020 upon maturity.

F.    In mid-June, 2014, the Company issued seven-year and ten-year domestic unsecured corporate  bonds amounting to NT$5,000 million, with a face value of NT$1 million per unit.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,000 million.  Interest will be paid annually at a rate of 1.70%, and the principal will be repayable in June 2021 upon maturity.  The ten-year domestic unsecured corporate bond was issued in the amount of NT$3,000 million.  Interest will be paid annually at a rate of 1.95%, and the principal will be repayable in June 2024 upon maturity.

(13) LONG TERM LOAN

a.    Details of long-term loans as of June 30, 2014 and December 31, 2013 are as follows:

	As of
Lenders	June 30, 2014	December 31, 2013	Redemption
Secured Long-Term Loan from Bank of Taiwan	$808,403	$988,048	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid in 16 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (1)	232,500	310,000	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid in 8 semiannual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (2)	$100,000	$125,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid in 8 semiannual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (3)	50,000	103,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (1)	493,176	616,470	Repayable quarterly from June 30, 2011 to June 30, 2016 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (2)	94,969	109,580	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Mega International Commercial Bank (3)	17,000	17,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	105,176	122,706	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	70,000	70,000	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with interest payments due monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	1,385,000	Repayable semiannually from February 7, 2015 to February 7, 2016 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	$300,000	$450,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Bank of Taiwan	900,000	900,000	Repayable quarterly from October 31, 2015 to July 31, 2017 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	1,846,154	2,461,538	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	300,000	300,000	Repayable quarterly from October 4, 2015 to October 4, 2018 and interest is paid monthly.
Unsecured Long-Term Loan from E. Sun Bank	500,000	500,000	Repayable quarterly from December 24, 2015 to December 24, 2017 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,500,000	1,000,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	1,000,000	500,000	Repayable quarterly from March 24, 2016 to December 24, 2017 and interest is paid monthly.
Subtotal	11,102,378	11,358,342
Less: Administrative expenses from syndicated loans	(3,289)	(4,328)
Less: Current portion	(4,152,398)	(2,918,163)
Total	$6,946,691	$8,435,851

For the six-month period ended June 30, 2014
Interest Rates	1.23%~2.51%

b.    Details of long-term loans as of June  30, 2013 are as following:

	As of
Lenders	June 30, 2013	Redemption
Secured Long-Term Loan from Bank of Taiwan	$1,167,693	Effective July 13, 2011 to July 13, 2016. Interest-only payment for the first year. Principal is repaid by 16 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (1)	387,500	Effective December 31, 2010 to December 31, 2015. Interest-only payment for the first year. Principal is repaid by 8 semiannual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (2)	150,000	Effective June 24, 2011 to June 24, 2016. Interest-only payment for the first year. Principal is repaid by 8 semiannual payments with interest payments due monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (1)	739,764	Repayable quarterly from June 30, 2011 to June 30, 2016 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank (2)	124,190	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid by 17 quarterly payments with interest payments due monthly.
Secured Long-Term Loan from Taiwan Cooperative Bank	140,235	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid by 17 quarterly payments with interest payments due monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	1,385,000	Repayable semiannually from February 7, 2015 to February 7, 2016 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	$600,000	Repayable Semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Bank of Taiwan	600,000	Repayable quarterly from October 31, 2015 to July 31, 2017 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	3,076,923	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from E. Sun Bank	300,000	Repayable quarterly from December 24, 2015 to December 24, 2017 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,000,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	300,000	Repayable quarterly from March 24, 2016 to December 24, 2017 and interest is paid monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Subtotal	11,971,305
Less: Administrative expenses from syndicated loans	(5,366)
Less: Current portion	(3,405,928)
Total	$8,560,011

For the six-month period ended June 30, 2013
Interest Rates	1.25%~2.51%

Note A:  UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiry date of the agreement, August 30, 2016.  As of June 30, 2014, December 31, 2013 and June 30, 2013, the unused line of credit was NT$1.0 billion, NT$1.5 billion and NT$1.5 billion, respectively.

Note B:  UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first use of the loan to the expiry date of the agreement, December 29, 2016.  As of June 30, 2014, December 31, 2013 and June 30, 2013, the unused line of credit was NT$2 billion, NT$2 billion and NT$2 billion, respectively.

c.   Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(14) POST-EMPLOYMENT BENEFITS

a.   Defined contribution plan

The Labor Pension Act of the R.O.C. (the Act) which became effective on July 1, 2005 is a defined contribution plan.  Employees can elect to continue to apply the relevant pension rules under the Labor Standards Law of the R.O.C., or to apply the pension rules under the Act and maintain the seniority achieved under the Labor Standard Law.  Under the Act, the monthly contributions percentage shall not be less than 6% of these employees’ monthly wages.  The Company and its domestic subsidiaries have been making monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005.  Based on the Act, a total of NT$147 million, NT$137 million, NT$291 million and NT$271 million were contributed by the Company for the three-month and six-month periods ended June 30, 2014 and 2013, respectively.  Pension benefits for employees of the Singapore branch, and other subsidiaries overseas were provided in accordance with the local regulations, and during the three-month and six-month periods ended June 30, 2014 and 2013, the Company made total contributions of NT$110 million, NT$103 million, NT$214 million and NT$181 million, respectively.

b.   Defined benefit plan

The employee pension plan mandated by the Labor Standard Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and the average salary in the last month of the service year.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year.  The total units shall not exceed 45 units.  Under the Labor Standards Act, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of an administered pension fund committee.  The Company recognized pension expense of NT$28 million, NT$27 million, NT$57 million and NT$71 million for the three-month and six-month periods ended June 30, 2014 and 2013, respectively.

(15) EQUITY

a.   Capital stock:

i.   UMC had 26,000 million common shares authorized to be issued as of June 30, 2014, December 31, 2013 and June 30, 2013, of which 12,706 million shares, 12,692 million shares and 12,654 million shares were issued as of June 30, 2014, December 31, 2013 and June 30, 2013, respectively, each at a par value of NT$10.

ii.   UMC had 166 million, 168 million and 225 million ADSs, which were traded on the NYSE as of June 30, 2014, December 31, 2013 and June 30, 2013, respectively.  The total number of common shares of UMC represented by all issued ADSs were 832 million shares, 842 million shares and 1,125 million shares as of June 30, 2014, December 31, 2013 and June 30, 2013, respectively.  One ADS represents five common shares.

iii.  Among the employee stock options issued by UMC on June 19, 2009, 12 million options and 2 million options were exercised during the six-month period ended June 30, 2014 and 2013, respectively.  The issuance process was completed through the authority.

iv.  On April 24, 2013, UMC cancelled 300 million shares of treasury stock, which were repurchased for the purpose of transferring to employees during the periods from February 4 to March 22, 2010.

b.   Treasury stock:

i.    The Company carried out treasury stock program, and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during six-month periods ended June 30, 2014 and 2013 are as follows:

For the six-month period ended June 30, 2014

(In thousands of shares)

Purpose	As of January 1, 2014	Increase	Decrease	As of June 30, 2014
For transfer to employees	200,000	-	-	200,000

For the six-month period ended June 30, 2013

(In thousands of shares)

Purpose	As of January 1, 2013	Increase	Decrease	As of June 30, 2013
For transfer to employees	300,000	200,000	300,000	200,000

ii.   According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of June 30, 2014 and 2013, were 1,271 million shares and 1,265 million shares, with the maximum payments of NT$75,962 million and NT$72,054 million, respectively.

iii.  In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.  As of June 30, 2014, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$14.95 per share.  The closing price on June 30, 2014 was NT$14.95.

As of December 31, 2013, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.35 per share.  The closing price on December 31, 2013 was NT$12.35.

As of June 30, 2013, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$14.50 per share.  The closing price on June 30, 2013 was NT$14.50.

v.   UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.   Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed  in the following order:

i.     Payment of all taxes and dues;

ii.    Offset prior years’ operation losses;

iii.   Appropriate 10% of the remaining amount after deducting items (i) and (ii) as a legal reserve;

iv.   Appropriate or reverse special reserve in accordance with relevant laws or regulations, and

v.    Appropriate 0.1% of the remaining amount after deducting items (i), (ii), (iii) and (iv) as directors’ remuneration; and

vi.   After deducting items (i), (ii), (iii) and (iv) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the Board of Directors, are also eligible for the employee stock bonus.

vii.  The distribution  of the remaining portion, if any, will be recommended by the Board of Directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, funding requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium and long-term financial planning.  The Board of Directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that at least 20% of the dividends must be paid in the form of cash.  Accordingly, no more than 80% of the dividends to stockholders, if any, may be paid in the form of stock dividends.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

The Company estimated the amounts of the employee bonuses and remunerations to directors for the six-month periods ended June 30, 2014 and 2013.  The Board of Directors estimated the amount by taking into consideration UMC’s Articles of Incorporation, government regulations and industry averages.  The estimated employee bonuses and remunerations to directors are recognized in the profit or loss during the period when earned.  If the board subsequently modifies the estimates significantly, UMC will recognize the change as an adjustment in the profit or loss in the same period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.  Upon stockholders’ approval, the number of shares distributed as share dividends is calculated based on the total approved bonus amount divided by the closing price one day prior to the approved date with the consideration of the impacts of ex-right/ex-dividend.  Information on the above mentioned employee bonuses and remunerations to directors and supervisors can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions of cash dividend, employee bonus and directors’ remuneration for 2013 and 2012 were approved through the stockholders’ meeting held on June 11, 2014 and June 11, 2013, respectively.  The details of distribution are as follows:

	2013	2012
Cash Dividend	NT$0.01 per share	NT$0.40 per share
Employee bonus – Cash (in thousand NT$)	1,162,656	1,040,179
Directors’ remuneration (in thousand NT$)	11,746	6,950

The stockholders’ meeting held on June 11, 2014 resolved a cash distribution of NT$6,128 million from additional paid-in capital, at approximately NT$0.49 per share.  The distributions has been accrued as other payables.

The aforementioned 2013 and 2012 employee bonuses and remuneration to directors approved during stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on April 16, 2014 and March 13, 2013.

The aforementioned cash dividend for 2012 was adjusted to NT$0.40639654 per share due to the decrease in outstanding common stock as a result of newly issued shares to settle employee stock options exercised and the outstanding shares that the Company bought back from the market.  The distribution was approved through the Board of Directors’ meeting held on June  19, 2013.

d.  Non-controlling interests:

	For the six-month periods ended June 30,
	2014	2013
Balance as of January 1	$4,319,988	$2,571,139
Attributable to non-controlling interests:
Net loss	(225,586)	(252,838)
Other comprehensive income (loss)	(1,688)	17,933
Adjustments arising from changes in percentage of ownership in subsidiaries	59,572	(533,904)
Increase (Decrease) in non-controlling interests	(11,214)	2,862,881
Balance as of June 30	$4,141,072	$4,665,211

(16) EMPLOYEE STOCK OPTIONS

On October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, to issue employee stock options with a total number of 500 million and 500 million units, respectively.  Each unit entitled an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options would be made through the issuance of new shares by the Company.  The exercise prices of the options were set at the closing prices of the Company’s common stock on the dates of grant.  The contractual lives were 6 years and an optionee might exercise the options in accordance with certain schedules as prescribed by the plans after 2 years from the dates of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding as of June 30, 2014 (in thousands)	Shares available to option holders as of June 30, 2014 (in thousands)	Exercise price (NT$)
December 13, 2007	500,000	-	-	$18.03
June 19, 2009	300,000	75,882	75,882	$10.40
Total	800,000	75,882	75,882

a.  A summary of the Company’s stock option plan and related information for the six-month periods ended June 30, 2014 and 2013 is as follows:

	For the six-month periods ended June 30,
	2014			2013
	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
Outstanding at beginning of period	87,768	87,768	$10.40	465,006	465,006	$15.86
Exercised	(11,665)	(11,665)	$10.40	(2,008)	(2,008)	$10.40
Forfeited	(221)	(221)	$10.40	(2,920)	(2,920)	$15.55
Outstanding at end of period	75,882	75,882	$10.40	460,078	460,078	$15.88

Exercisable at end of period	71,283	71,283	$10.40	449,088	449,088	$15.92

b.  The information on the Company’s outstanding stock options as of June 30, 2014 is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average expected remaining years	Weighted- average exercise price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average exercise price per share (NTD)
2009.05.12	$10.40	75,882	75,882	0.97	$10.40	71,283	71,283	$10.40

The weighted-average share price at the date of exercise of employee stock options for the six-month periods ended June 30, 2014 and 2013 were NT$12.77 and NT$11.42, respectively.

c.  The options granted between January 1, 2004 and December 31, 2007 have all been vested before the transition date to TIFRS (January 1, 2012) and there has not been any modification to the stock option plan.  Effective 2008, the compensation expenses related to the Company’s compensatory employee stock option plan were calculated based on fair value.  The compensation expenses for the three-month and six-month periods ended June 30, 2014 and 2013 were NT$0.4 million, NT$19 million, NT$1 million and NT$30 million, respectively.

The fair value of the options outstanding as of June 30, 2014 and 2013 were estimated at the date  of grant  using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors after the adoption of TIFRS 2 “Share-based Payment” to account for share-based payments were as follows:

Items	Factors
Expected dividend yields	1.98%
Volatility factors of the expected market price of the Company’s common stock	40.63%
Risk-free interest rate	1.01%
Weighted-average expected life	3.16~5.03 years

The aforementioned expected volatility reflects that the assumption that the historical volatility over a period similar to the life of the option is indicative of future trends.  The expected option life is based on the historical data of periods for previously granted options.  The expected dividend yield is based on historical dividend yield.  The risk-free interest rate is based on average interest rate for Taiwan Government Bond over a period similar to the life of the option.  The estimates used to calculate the fair value of employee stock option cannot predict future events that are likely to occur or the final amounts employees will benefit from these options.  In addition, future events will not affect the reasonableness of the initial calculation for fair value for the stock options.  The compensation expenses for the stock options will be adjusted annually for the changes in expected forfeiture rates, with the effects recognized in the current period.

(17) OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2014			2013
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$3,383,114	$1,329,288	$4,712,402	$3,220,094	$1,307,993	$4,528,087
Labor and health insurance	193,173	74,409	267,582	178,102	70,474	248,576
Pension	216,565	69,013	285,578	202,464	63,678	266,142
Other personnel expenses	48,280	14,003	62,283	43,156	13,079	56,235
Depreciation	8,943,679	564,854	9,508,533	8,906,332	536,065	9,442,397
Amortization	148,026	279,271	427,297	123,860	159,401	283,261

	For the six-month periods ended June 30,
	2014			2013
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$6,760,716	$2,705,097	$9,465,813	$6,224,977	$2,520,439	$8,745,416
Labor and health insurance	388,983	155,378	544,361	349,880	146,067	495,947
Pension	426,226	135,893	562,119	383,978	139,077	523,055
Other personnel expenses	93,053	27,817	120,870	80,585	32,649	113,234
Depreciation	17,835,802	1,109,951	18,945,753	17,831,557	1,048,531	18,880,088
Amortization	310,816	516,564	827,380	223,889	228,692	452,581

(18) NET OTHER OPERATING INCOME AND EXPENSES

	For the three-month periods ended June 30,
	2014	2013
Net rental loss from property	$(5,782)	$(7,824)
Gain (Loss) on disposal of property, plant and equipment	(4,622)	20,666
Others	-	(23,970)
Total	$(10,404)	$(11,128)

	For the six-month periods ended June 30,
	2014	2013
Net rental loss from property	$(8,345)	$(12,605)
Gain on disposal of property, plant and equipment	53,398	5,343
Others	-	(23,970)
Total	$45,053	$(31,232)

(19) NON-OPERATING INCOME AND EXPENSES

a.  Other income

	For the three-month periods ended June 30,
	2014	2013
Interest income
Bank deposits	$130,834	$63,332
Others	5,146	9,870
Dividend income	93,616	63,322
Total	$229,596	$136,524

	For the six-month periods ended June 30,
	2014	2013
Interest income
Bank deposits	$247,677	$108,292
Others	12,581	18,888
Dividend income	94,944	64,208
Total	$355,202	$191,388

b.  Other gains and losses

	For the three-month periods ended June 30,
	2014	2013
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$831	$4,728
Financial assets held for trading	32,132	-
Embedded derivative financial liabilities	-	9,002
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	-	(7,214)
Embedded derivative financial liabilities	(979)	-
Impairment Loss
Available-for-sale financial assets, noncurrent	(70,692)	(223,087)
Gain on disposal of investments	792,027	671,019
Other gains and losses	128,735	87,337
Total	$882,054	$541,785

	For the six-month periods ended June 30,
	2014	2013
Gain on valuation of financial assets and liabilities at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$4,888	$5,639
Financial assets held for trading	44,264	-
Embedded derivative financial liabilities	-	7,148
Loss on valuation of financial assets and liabilities at fair value through profit or loss
Financial assets held for trading	-	(14,874)
Embedded derivative financial liabilities	(1,623)	-
Impairment Loss
Available-for-sale financial assets, noncurrent	(71,972)	(386,191)
Financial assets measured at cost, noncurrent	(91,239)	-
Gain on disposal of investments	1,159,030	704,135
Other gains and losses	232,469	223,288
Total	$1,275,817	$539,145

c.  Finance costs

	For the three-month periods ended June 30,
	2014	2013
Interest expenses
Bonds payable	$227,784	$98,531
Bank loans	57,207	57,948
Others	(84)	334
Financial expenses	17,446	22,819
Total	$302,353	$179,632

	For the six-month periods ended June 30,
	2014	2013
Interest expenses
Bonds payable	$319,540	$166,930
Bank Loans	112,651	125,144
Others	23	372
Financial expenses	25,287	49,530
Total	$457,501	$341,976

(20) COMPONENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	For the three-month period ended June 30, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$(1,464,715)	$(869)	$(1,465,584)	$57,970	$(1,407,614)
Unrealized gain (loss) on available-for-sale financial assets	1,735,516	(591,100)	1,144,416	9,171	1,153,587
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	353,194	(727)	352,467	4,505	356,972
Total other comprehensive income (loss)	$623,995	$(592,696)	$31,299	$71,646	$102,945

	For the three-month period ended June 30, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$368,503	$-	$368,503	$12,952	$381,455
Unrealized gain (loss) on available-for-sale financial assets	(163,238)	(453,505)	(616,743)	1,038	(615,705)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	589,048	-	589,048	(4,621)	584,427
Total other comprehensive income (loss)	$794,313	$(453,505)	$340,808	$9,369	$350,177

	For the six-month period ended June 30, 2014
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$(20,633)	$(869)	$(21,502)	$58,223	$36,721
Unrealized gain (loss) on available-for-sale financial assets	4,513,713	(959,820)	3,553,893	(49,887)	3,504,006
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	703,878	(727)	703,151	(10,653)	692,498
Total other comprehensive income (loss)	$5,196,958	$(961,416)	$4,235,542	$(2,317)	$4,233,225
	For the six-month period ended June 30, 2013
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Exchange differences on translation of foreign operations	$1,790,075	$-	$1,790,075	$32,482	$1,822,557
Unrealized gain (loss) on available-for-sale financial assets	654,657	(1,315,978)	(661,321)	(827)	(662,148)
Share of changes in other comprehensive income (loss) of associates and joint ventures accounted for using equity method	759,154	-	759,154	(27,323)	731,831
Total other comprehensive income (loss)	$3,203,886	$(1,315,978)	$1,887,908	$4,332	$1,892,240

(21) INCOME TAX

a.  The major components of income tax expense for the three-month and six-month periods ended June 30, 2014 and 2013 are as follow:

i.    Income tax recorded in profit or loss

	For the three-month periods ended June 30,
	2014	2013
Current income tax expense (benefit):
Current income tax charge	$539,404	$26,095
Adjustments in respect of current income tax of prior periods	(517,289)	63,098
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	(687)	390,221
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	1,325,893	198,588
Adjustment of prior year’s deferred income tax	307,681	(233,065)
Deferred tax expense arising from write-down or reversal of write-down of deferred tax asset	(1,126,665)	(402,936)
Income tax expenses recorded in profit or loss	$528,337	$42,001

	For the six-month periods ended June 30,
	2014	2013
Current income tax expense (benefit):
Current income tax charge	$761,089	$204,702
Adjustments in respect of current income tax of prior periods	(517,366)	62,533
Deferred income tax expense (benefit):
Deferred income tax expense (benefit) related to origination and reversal of temporary differences	(43,603)	640,239
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	1,337,456	198,588
Adjustment of prior year’s deferred income tax	307,678	(222,075)
Deferred tax expense arising from write-down or reversal of write-down of deferred tax asset	(1,136,141)	287,015
Income tax expenses recorded in profit or loss	$709,113	$1,171,002

ii.   Income tax relating to components of other comprehensive income (loss)

	For the three-month periods ended June 30,
	2014	2013
Exchange differences on translation of foreign operations	$57,970	$12,952
Unrealized loss on available-for-sale financial assets	9,171	1,038
Share of changes in other comprehensive loss (income) of associates and joint ventures accounted for using equity method	4,505	(4,621)
Income tax relating to components of other comprehensive income (loss)	$71,646	$9,369

	For the six-month periods ended June 30,
	2014	2013
Exchange differences on translation of foreign operations	$58,223	$32,482
Unrealized gain on available-for-sale financial assets	(49,887)	(827)
Share of changes in other comprehensive income of associates and joint ventures accounted for using equity method	(10,653)	(27,323)
Income tax relating to components of other comprehensive income (loss)	$(2,317)	$4,332

iii.  Deferred income tax charged directly to equity

	For the three-month periods ended June 30,
	2014	2013
Temporary difference arising from the initial recognition of the equity component separately from the liability component	$82,723	$-
Adjustment of net assets of investee accounted for using equity method	(2,295)	781
Income tax relating to equity	$80,428	$781

	For the six-month periods ended June 30,
	2014	2013
Temporary difference arising from the initial recognition of the equity component separately from the liability component	$83,185	$693
Adjustment of net assets of investee accounted for using equity method	(2,294)	781
Income tax relating to equity	$80,891	$1,474

b.   A reconciliation between tax expense and the product of accounting profit at UMC’s applicable tax rate is as follows:

	For the six-month periods ended June 30,
	2014	2013
Accounting profit before tax from continuing operations	$5,145,646	$9,322,869
At UMC’s statutory income tax rate of 17%	874,760	1,584,888
Adjustments in respect of current income tax effect of prior periods	(517,366)	62,536
Net change in loss carry-forward and investment tax credit	187,566	1,310,636
Tax effect of deferred tax assets/liabilities	280,875	(337,325)
Tax effect of non-deductible (income) expenses:
Tax exempt income	(91,016)	(111,523)
Investment gain-domestic	(241,810)	(1,691,360)
Dividend income	(12,785)	(8,249)
Other non-deductible expenses	109,543	247,653
Basic tax	-	101,519
Effect of different tax rates applicable to UMC and its subsidiaries	(10,874)	(14,409)
Others	130,220	26,636
Total income tax expenses recorded in profit or loss	$709,113	$1,171,002

c.   The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of June 30, 2014, tax years of 2012-2013 are open to Tax Authority‘s examination in Taiwan, while in other foreign jurisdictions, years 2009-2013 are open to relevant Tax Authority’s examination.  UMC has filed for reexamination as the result of Tax Authority’s assessment on UMC’s 2011 tax return was not satisfactory.

d.   Imputation credit information

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Balances of imputation credit amounts	$1,289,048	$1,107,537	$1,444,980

The expected creditable ratio for 2013 and the actual creditable ratio for 2012 were 4.76% and 7.21%, respectively.

e.   UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(22) EARNINGS  PER SHARE

a.   Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the year.

	For the three-month periods ended June 30,
	2014	2013
Net profit attributable to the parent company	$3,482,421	$1,812,000
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,489,096	12,464,972
Earnings per share-basic (NTD)	$0.28	$0.15

	For the six-month periods ended June 30,
	2014	2013
Net profit attributable to the parent company	$4,662,119	$8,404,705
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,484,536	12,547,647
Earnings per share-basic (NTD)	$0.37	$0.67

b.   Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent would be also adjusted for the interest and other income or expenses derived  from any underlying dilutive share equivalents, such as convertible bonds.  For employee bonus that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.  Additionally, the dilutive effect of outstanding employee options generally should be reflected in diluted earnings per share by application of treasury stock method.  The “assumed proceeds” include the exercise price of the options and the average measured but unrecognized compensation expense during the period.

	For the three-month periods ended June 30,
	2014	2013
Net profit attributable to the parent company	$3,482,421	$1,812,000
Effect of dilution
Unsecured convertible bonds	-	20,091
Income attributable to the Company’s stockholders	$3,482,421	$1,832,091
Weighted average number of common stocks for basic earnings per share	12,489,096	12,464,972
Effect of dilution
Employee bonus	100,337	110,409
Employee stock options	18,428	20,372
Unsecured convertible bonds	-	640,680
Weighted average number of common stocks after dilution	12,607,861	13,236,433

Diluted earnings per share (NTD)	$0.28	$0.14

	For the six-month periods ended June 30,
	2014	2013
Net profit attributable to the parent company	$4,662,119	$8,404,705
Effect of dilution
Unsecured convertible bonds	-	40,037
Income attributable to the Company’s stockholders	$4,662,119	$8,444,742
Weighted average number of common stocks for basic earnings per share	12,484,536	12,547,647
Effect of dilution
Employee bonus	109,511	118,988
Employee stock options	16,809	14,732
Unsecured convertible bonds	-	641,449
Weighted average number of common stocks after dilution	12,610,856	13,322,816

Diluted earnings per share (NTD)	$0.37	$0.63

For the three-month and six-month periods ended June, 2014 and 2013, the weighted average number of outstanding stock options were 0, 330,692 thousand, 0 and 331,347 thousand, respectively, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

For the three-month and six-month periods ended June, 2014 and 2013, the antidilutive effect of convertible bonds to net income were 172 million, 0, 189 million and 0, respectively and the weighted average number of outstanding common stocks were 386,452 thousand, 0, 469,839 thousand and 0, respectively, which were not included in the computation of diluted earnings per share due to their antidilutive effect.

(23) BUSINESS COMBINATIONS

Acquisition of BEST ELITE INTERNATIONAL LIMITED (BEST ELITE)

The Company acquired Ordinary shares, Series A-1, Series B and B-1 preferred shares representing 48.07% of BEST ELITE’s total outstanding shares on February 1, 2013 from stockholders of BEST ELITE, the holding company of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN).  The Company previously held 35.03% of BEST ELITE’s equity interest immediately before the business combination.  Therefore, the Company increased its cumulative ownership in BEST ELITE to 83.10% and obtained a controlling interest in BEST ELITE after this acquisition.  The purpose of the acquisition of BEST ELITE is to expand overseas market, accelerate the growth of sales and to develop operations in multiple strategic geographic regions through HEJIAN.

The fair values of the identifiable assets and liabilities of BEST ELITE as of the date of acquisition were:

Fair value recognised on acquisition
Assets
Cash and cash equivalents	$7,018,229
Accounts receivable	1,180,790
Inventories	725,688
Property, plant and equipment	6,318,208
Intangible assets	43,858
Deferred tax assets	433,427
Other assets-others	2,853,479
Others	234,050
18,807,729
Liabilities
Accounts payable	(312,922)
Other payables	(588,621)
Deferred tax liabilities	(565,691)
Others	(48,653)
(1,515,887)
Total identifiable net assets	$17,291,842

Gain on bargain purchase:
For the six-month period ended June 30, 2013
Consideration Transferred	$7,328,163
Add: Value of non-controlling interest	2,823,193
Less: Fair value of identifiable net assets	(17,291,842)
Bargain purchase gain	$(7,140,486)

The transaction resulted in a bargain purchase gain, which is mainly attributed to the Company’s unique position to better utilize the assets, such as improving utilization, and the lack of liquidity of BEST ELITE’s shares.

UMC elected to measure the non-controlling interests in BEST ELITE at the non-controlling interests’ proportionate share of BEST ELITE’s identifiable net assets.

UMC held an equity interest of 35.03% in BEST ELITE immediately before the business combination.  UMC remeasured the fair value of the previously held equity interest and recognized a loss from disposal of investments of NT$987 million for the six-month period ended June 30, 2013.

From the date of acquisition, BEST ELITE has contributed NT$2,901 million of revenue and NT$390 million to the profit before tax from continuing operations of the Company for the six-month period ended June 30, 2013.  If the combination had taken place at the beginning of 2013, revenue from continuing operations would have been NT$60,284 million and the profit before tax from continuing operations for the Company would have been NT$9,234 million for the six-month period ended June 30, 2013.

Consideration Transferred:
Cash	$4,359,660
Value of previously held equity interest before acquisition	2,968,503
Total	$7,328,163

Cash flows analysis of acquisition:
For the six-month period ended June 30, 2013
Cash Consideration	$4,359,660
Net cash acquired from the subsidiary	(7,018,229)
Net cash inflows from acquisition	$(2,658,569)

Additional purchases of BEST ELITE’s equity interests

UMC purchased additional ordinary shares, Series A-1 and Series B-1 preferred shares representing 3.78% of BEST ELITE’s total outstanding shares on March 14, 2013, and UMC thereby increased its cumulative ownership in BEST ELITE to 86.88%.

A cash consideration of NT$285 million was paid to the non-controlling interest stockholders.  The carrying value of the additional interest acquired was NT$629 million.  The difference of NT$344 million between the consideration and the carrying value of the interest acquired was recognized in additional paid-in capital within equity during the six-month period ended June 30, 2013.

Obtained controlling interest in ALLIANCE OPTOTEK CORP. (ALLIANCE)

The Company decided to increase its investment in ALLIANCE due to the possible future success of LED lighting industry.  The Company acquired additional shares of ALLIANCE on May 2, 2013.  The Company previously held 47.99% of ALLIANCE’s equity interest immediately before the business combination.  The Company increased its cumulative ownership in ALLIANCE to 74.51% and obtained a controlling interest in ALLIANCE after this acquisition.

The fair values of identifiable assets and liabilities of ALLIANCE as of the date of acquisition were:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	$65,045
Accounts receivable	15,482
Inventories	45,732
Property, plant and equipment	7,683
Intangible assets	63,257
Others	7,006
204,205
Liabilities
Short-term loans	(25,000)
Notes and accounts payable	(9,403)
Other payables	(12,681)
Others	(1,388)
(48,472)
Total identifiable net assets	$155,733

Gain on bargain purchase:

For the six-month period ended June 30, 2013
Consideration Transferred	$103,002
Add: Value of non-controlling interest	39,688
Less: Fair value of identifiable net assets	(155,733)
Bargain purchase gain	$(13,043)

The Company elected to measure the non-controlling interests in ALLIANCE at the non-controlling interests’ proportionate share of ALLIANCE’s identifiable net assets.

The Company held an equity interest of 47.99% in ALLIANCE immediately before the business combination.  For the six-month period ended June 30, 2013, the Company remeasured the fair value of the previously held equity interest and recognized a gain from disposal of investments of NT$19 million.

From the date of acquisition, ALLIANCE has contributed NT$16 million of revenue and NT$6 million loss to the profit before tax from continuing operations of the Company for the six-month period ended June 30,2013.  If the combination had taken place at the beginning 2013, revenue from continuing operations would have been NT$59,712 million and the profit before tax from continuing operations for the Company would have been NT$9,315 million for the six-month period ended June 30, 2013.

Consideration Transferred:

Cash	$74,000
Value of previously held equity interest before acquisition	29,002
Total	$103,002

Cash flows analysis of acquisition:
For the six-month period ended June 30, 2013
Cash Consideration	$74,000
Net cash acquired from the subsidiary	(65,045)
Net cash outflows from acquisition	$8,955

(24) DECONSOLIDATION OF SUBSIDIARY

In order to integrate resources and expand operation to improve operating performance and industrial competitiveness, the merger with WIESON TECHNOLOGIES CO., LTD. (WIESON) was resolved by the ALLIANCE OPTOTEK CORP.’s (ALLIANCE), one of the Company’s subsidiaries, Board of Directors meeting held on January 23, 2014.  WIESON will be the surviving company and the provisional merger date is June 3, 2014.  ALLIANCE’s assets and liabilities have been reclassified to non-current assets held for sale as a disposal group on January 23, 2014.  The Company derecognized the related assets and liabilities of ALLIANCE on June 3, 2014.

a.  ALLIANCE’s derecognized assets and liabilities mainly consist of:

Assets
Cash and cash equivalents	$15,617
Notes and accounts receivable	14,239
Inventories	24,165
Property, plant and equipment	6,669
Others	6,418
67,108
Liabilities
Payables	(22,984)
Others	(120)
(23,104)
Net carrying amount of the disposal group	$44,004

b.  Consideration received and gain recognized from the transaction:

Stock received－WIESON	$32,148
Less: Net assets of the subsidiary deconsolidated	(32,790)
Amounts transferred from other comprehensive income to profit	869
Gain on disposal of the shares of subsidiary	$227

Gain on disposal of the shares of subsidiary during the six-month periods ended June 30, 2014 was recognized as non-operating income and expenses in the consolidated statement of comprehensive income.

c.  Analysis of Net cash outflow arising from deconsolidation of the subsidiary

Cash received	$-
Net cash of subsidiary derecognized	(15,617)
Net cash flow from deconsolidation	$(15,617)

7.    RELATED PARTY TRANSACTIONS

(1)   Significant related party transactions

a.  Operating transaction

Operating income

	For the three-month periods ended June 30,
	2014	2013
Associates	$-	$965
Joint ventures	36,137	41,312
Other related parties (Note A)	36,425	27,566
Total	$72,562	$69,843

	For the six-month periods ended June 30,
	2014	2013
Associates	$120	$2,016
Joint ventures	39,554	44,445
Other related parties (Note A)	42,888	132,886
Total	$82,562	$179,347

Note A：  Transactions with other related parties are primarily consisted of transactions with SILICON INTEGRATED SYSTEMS CORP. (SIS).  The amounts for the three-month and six-month periods ended June 30, 2014 and 2013 were NT$36 million, NT$28 million, NT$43 million and NT$133 million, respectively.

Accounts receivable, net

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Joint ventures	$38,555	$1,081	$1,130
Other related parties (Note B)	27,604	1,839	20,321
Total	66,159	2,920	21,451
Less： Allowance for sales returns and discounts	(126)	(66)	(229)
Net	$66,033	$2,854	$21,222

Note B：  Balances of other related parties are accounts receivables primarily from SIS.  As of June 30, 2014, December 31, 2013 and June 30, 2013, the balances were NT$28 million, NT$2 million and NT$20 million, respectively.

The sales price to the above related parties was determined through mutual agreement based on the market rates.  The collection periods for domestic sales to related parties were month-end 45~60 days, while the term for overseas sales was net 60 days.

b.  Key management personnel  compensation

	For the three-month periods ended June 30,
	2014	2013
Short-term employee benefits	$68,736	$67,434
Post-employment pension	871	748
Share-based payment transactions	(49)	1,176
Others	115	233
Total	$69,673	$69,591

	For the six-month periods ended June 30,
	2014	2013
Short-term employee benefits	$129,184	$128,712
Post-employment pension	2,015	1,616
Termination benefits	1,029	-
Share-based payment transactions	(2)	1,890
Others	232	464
Total	$132,458	$132,682

8.    ASSETS PLEDGED AS COLLATERAL

As of June  30, 2014, December 31, 2013 and June  30, 2013

	Amount
	As of
	June 30, 2014	December 31, 2013	June 30, 2013	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$815,079	$815,079	$815,040	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	156,658	156,658	140,121	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	52,800	52,800	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	1,246	1,246	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Refundable Deposits (Time deposit)	870	870	870	National Pingtung University of Science and Technology	Guarantee for engineering project
Refundable Deposits (Time deposit)	357	357	357	National Pei-men Senior High School	Guarantee for engineering project
Refundable Deposits (Time deposit)	1,110	1,110	-	Hsinchu Kuang-Fu High School	Cooperative education
Land	600,664	600,664	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	1,117,976	1,630,477	1,718,208	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	6,016,046	6,285,141	6,768,699	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Furniture and fixtures	56,713	44,373	52,394	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and equipment awaiting inspection	1,267	87,981	117,330	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$8,820,786	$9,676,756	$10,366,692

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)   The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$13.6 billion.  Royalties and development fees payable in future years are NT$4.3 billion as of June 30, 2014.

(2)   The Company entered into several construction contracts for the expansion of its factory premise.  As of June 30, 2014, these construction contracts amounted to approximately NT$6.3 billion and the unpaid portion of the contracts, which would be accrued, was approximately NT$2 billion.

(3)   The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2033.  Future minimum lease payments under those leases are as follows:

	As of
Year	June 30, 2014	December 31, 2013	June 30, 2013
2013	$-	$-	$216,013
2014	218,442	410,788	375,795
2015	415,757	376,789	340,178
2016	380,315	329,199	310,694
2017	347,389	294,506	286,414
2018 and thereafter	2,995,307	2,157,375	2,195,181
Total	$4,357,210	$3,568,657	$3,724,275

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

None.

12.  OTHERS

(1)   Certain accounts in the consolidated financial statements of the Company for the six-month period ended June 30, 2013 have been reclassified to conform to the presentation of the current period.

(2)   Categories of financial instruments

	As of
Financial Assets	June 30, 2014	December 31, 2013	June 30, 2013
Financial assets at fair value through profit or loss
Designated financial assets at fair value through profit or loss	$103,086	$60,441	$89,539
Held for trading at fair value	879,894	633,264	639,199
Subtotal	982,980	693,705	728,738
Available-for-sale financial assets	25,066,030	21,690,520	22,713,005
Financial assets measured at cost	3,739,459	4,085,292	3,695,290
Loans and receivables
Cash and cash equivalents (excludes cash on hand)	49,630,718	50,827,039	50,642,432
Receivables	22,355,559	17,547,228	20,232,794
Refundable deposits	1,215,363	1,289,975	1,327,395
Other financial assets, current	6,571,717	1,997,209	2,216,925
Subtotal	79,773,357	71,661,451	74,419,546
Total	$109,561,826	$98,130,968	$101,556,579

	As of
Financial Liabilities	June 30, 2014	December 31, 2013	June 30, 2013
Financial liabilities at fair value through profit or loss
Embedded derivative financial liabilities in exchangeable bonds	$3,805	$1,928	$277,264
Financial liabilities at amortized cost
Short-term loans	7,953,800	4,643,573	4,591,402
Payables	31,998,169	25,167,912	32,202,481
Capacity deposit (current portion included)	86,419	90,863	76,577
Bonds payable (current portion included)	28,621,763	33,606,417	35,488,196
Long-term loans (current portion included)	11,099,089	11,354,014	11,965,939
Subtotal	79,759,240	74,862,779	84,324,595
Total	$79,763,045	$74,864,707	$84,601,859

(3)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, due approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(4)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices comprise currency risk, interest rate risk and other price risk (such as equity price risks).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and the net effect of the risks related to monetary financial assets and liabilities was minor.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/ weakens against USD by 10%, the profit for the six-month periods ended June 30, 2014 and 2013 increase/decrease by NT$67 million and decrease/increase NT$22 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows. On the other hand, due to the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(10), 6(12) and 6(13) for the range of interest rate of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2014 and 2013 to decrease/increase by NT$10 million and NT$8 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s listed equity investments are classified as financial assets at fair value through profit or loss and available-for-sale financial assets, while unlisted equity securities are classified as available-for-sale financial assets which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the six-month periods ended June 30, 2014 and 2013 by NT$24 million and NT$13 million, respectively.  A change of 5% in the price of the aforementioned available-for-sale financial instrument could increase/decrease the Company’s other comprehensive income for the six-month periods ended June 30, 2014 and 2013 by NT$1,249 million and NT$1,134 million, respectively.

(5)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, note and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigate the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.

As of June 30, 2014, December 31, 2013 and June 30, 2013, accounts receivables from the top ten customers represent 51%, 49% and 53% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(6)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’ financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2014
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$8,006,748	$-	$-	$-	$8,006,748
Payables	31,934,609	-	-	-	31,934,609
Capacity deposits	-	86,419	-	-	86,419
Bonds payable	4,143,891	8,251,350	10,410,221	7,883,618	30,689,080
Long-term loans	4,304,505	6,483,744	663,656	-	11,451,905
Total	$48,389,753	$14,821,513	$11,073,877	$7,883,618	$82,168,761

	As of December 31, 2013
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$4,671,351	$-	$-	$-	$4,671,351
Payables	24,965,039	-	-	-	24,965,039
Capacity deposits	8,967	81,896	-	-	90,863
Bonds payable	14,445,976	573,500	15,325,037	5,062,867	35,407,380
Long-term loans	3,068,914	7,601,215	1,101,865	-	11,771,994
Total	$47,160,247	$8,256,611	$16,426,902	$5,062,867	$76,906,627

	As of June 30, 2013
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Short-term loans	$4,624,833	$-	$-	$-	$4,624,833
Payables	32,108,562	18,031	6,030	10,394	32,143,017
Capacity deposits	76,577	-	-	-	76,577
Bonds payable	16,325,760	573,500	15,429,287	5,101,992	37,430,539
Long-term loans	3,565,817	5,864,214	3,048,190	-	12,478,221
Total	$56,701,549	$6,455,745	$18,483,507	$5,112,386	$86,753,187

(7)   Fair value of financial instruments

a.  Fair value of financial instruments carried at amortized cost

Other than those listed in the table below, the carrying amounts of the Company’s financial assets (including loans and receivables) and liabilities measured at amortized cost approximate their fair value:

	As of
	June 30, 2014		December 31, 2013		June 30, 2013
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
Bonds payable	$28,621,763	$28,761,142	$33,606,417	$33,414,971	$35,488,196	$33,820,470
Long-term loans	11,099,089	11,099,089	11,354,014	11,354,014	11,965,939	11,965,939

b.  The methods and assumptions applied in determining the fair value of financial instruments:

The fair value of the financial assets and liabilities represents at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.  The following methods and assumptions were used to estimate the fair values:

i.    The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, refundable deposits, other financial assets, current, short-term loans, payables and capacity deposits due within one year.

ii.   Fair values of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices in active market.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.  The fair value of bonds is determined by the market price, discounted cash flow analysis, or option pricing model.

iv.  The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

c.  Assets  measured at fair value

The following  table contains financial instruments measured at fair value and the details of the three levels of fair value hierarchy:

Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

	As of June 30, 2014
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$879,894	$-	$-	$879,894
Available-for-sale financial assets, current	2,729,361	-	-	2,729,361
Financial assets at fair value through profit or loss, noncurrent	-	103,086	-	103,086
Available-for-sale financial assets, noncurrent	18,185,680	181,973	3,969,016	22,336,669
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	3,805	-	3,805

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$633,264	$-	$-	$633,264
Available-for-sale financial assets, current	2,134,379	-	-	2,134,379
Financial assets at fair value through profit or loss, noncurrent	22,990	37,451	-	60,441
Available-for-sale financial assets, noncurrent	15,548,402	177,406	3,830,333	19,556,141
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	1,928	-	1,928

	As of June 30, 2013
	Level 1	Level 2	Level 3	Total

Financial assets:
Financial assets at fair value through profit or loss, current	$639,199	$-	$-	$639,199
Available-for-sale financial assets, current	2,781,340	-	-	2,781,340
Financial assets at fair value through profit or loss, noncurrent	89,539	-	-	89,539
Available-for-sale financial assets, noncurrent	16,858,664	94,986	2,978,015	19,931,665
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	277,264	-	277,264

During the  six-month periods ended June 30, 2014 and 2013, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follow:

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2014	$3,517,733	$-	$312,600	$3,830,333
Recognized in profit (loss)	(69,395)	-	-	(69,395)
Recognized in other comprehensive income (loss)	309,451	-	(35,400)	274,051
Acquisition	14,000	-	-	14,000
Disposal	(11,716)	-	-	(11,716)
Transfer to Level 3	1,492	-	-	1,492
Transfer out of Level 3	(69,749)	-	-	(69,749)
As of June 30, 2014	$3,691,816	$-	$277,200	$3,969,016
	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2013	$2,509,737	$45,278	$165,300	$2,720,315
Recognized in profit (loss)	(125,244)	(8,004)	-	(133,248)
Recognized in other comprehensive income	353,427	1,932	63,300	418,659
Acquisition	70,500	-	-	70,500
Disposal	(28,977)	(39,206)	-	(68,183)
Transfer to Level 3	29,972	-	-	29,972
Transfer out of Level 3	(60,000)	-	-	(60,000)
As of June 30, 2013	$2,749,415	$-	$228,600	$ 2,978,015

Transfers between different levels of fair value hierarchy for the financial assets held by the Company were caused by the occurrence of certain events or the change of environment.

(8)   Significant assets and liabilities denominated in foreign currencies

	As of
	June 30, 2014			December 31, 2013
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,863,651	29.80	$55,530,505	$1,668,006	29.79	$49,687,584
JPY	4,218,911	0.2883	1,216,439	6,532,160	0.2812	1,837,052
EUR	48,425	40.55	1,963,636	19,132	41.01	784,571
SGD	35,725	23.85	852,044	37,260	23.58	878,590
RMB	95,810	4.78	458,447	92,829	4.91	456,035

Non-Monetary items
USD	88,289	29.81	2,631,888	65,170	29.80	1,942,062
CHF	2,190	33.45	73,264	1,968	33.57	66,060

Investments accounted for using equity method
USD	109,537	29.77	3,261,114	120,420	29.74	3,580,715
SGD	6,441	23.15	149,106	6,654	22.95	152,713

Joint controlled entities
EUR	8,139	39.88	324,601	8,581	40.40	346,639
RMB	147,902	4.75	702,259	146,505	4.87	714,120

Financial Liabilities
Monetary items
USD	700,762	29.91	20,959,784	649,976	29.90	19,434,286
JPY	4,304,857	0.2968	1,277,681	6,280,286	0.2872	1,803,698
EUR	43,288	40.97	1,773,491	8,082	41.46	335,075
SGD	46,760	24.03	1,123,648	35,601	23.76	845,888
RMB	12,022	4.84	58,128	17,189	4.96	85,311

	As of
	June 30, 2013
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,713,742	29.92	$51,271,477
JPY	8,855,871	0.3005	2,661,492
EUR	7,506	38.82	291,399
SGD	35,223	23.68	834,073
RMB	92,253	4.86	448,485

Non-Monetary items
USD	41,237	29.91	1,233,571
CHF	1,912	31.64	60,489

Investments accounted for under the equity method
USD	134,881	29.88	4,030,159
SGD	7,853	23.34	183,293

Joint controlled entities
EUR	8,776	38.28	335,904
RMB	149,257	4.81	717,718

Financial Liabilities
Monetary items
USD	665,774	30.03	19,993,194
JPY	7,682,692	0.3058	2,349,367
EUR	10,037	39.38	395,280
SGD	38,594	23.86	920,860
RMB	8,406	4.91	41,290

(9)   Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2014 and 2013 are disclosed in Attachment 1.

(10) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company is also ensure its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company has maintained the same capital management strategy for the six-month period ended June 30, 2014 as compared to the six-month period ended June 30, 2013, which is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of June 30, 2014, December 31, 2013 and June 30, 2013 were as follows:

	As of
	June 30, 2014	December 31, 2013	June 30, 2013
Total liabilities	$88,685,690	$83,461,653	$93,187,892
Less: Cash and cash equivalents	(49,634,263)	(50,830,678)	(50,646,422)
Net debt	39,051,427	32,630,975	42,541,470
Total equity	215,112,741	212,441,176	209,903,981
Total capital	$254,164,168	$245,072,151	$252,445,451
Debt to capital ratios	15.36%	13.31%	16.85%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.   Financing provided to others for the six-month period ended June 30, 2014: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the six-month period ended June 30, 2014: Please refer to Attachment 3.

c.   Securities held as of June 30, 2014 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2014: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2014: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2014: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2014: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2014: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of June 30, 2014 (excluding investment in Mainland China): Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.   Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

14.  OPERATING SEGMENT INFORMATION

(1)   The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of June 30, 2014, the Company had the following segments: wafer fabrication and new business.  There were no material differences between the accounting policies, described in Note 4, and those applied by the operating segments.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED), each of which discrete financial information was not regularly reported to the Company’s chief operating decision maker separately.

Reportable segment information for the three-month periods ended June 30, 2014 and 2013 were as follows:

	For the three-month period ended June 30, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$32,547,453	$3,321,898	$35,869,351	$-	$35,869,351
Net revenue from sales among intersegments	17,920	2,468	20,388	(20,388)	-
Segment net income (loss), net of tax	3,544,715	(490,662)	3,054,053	271,673	3,325,726
Capital expenditure	7,750,880	133,977	7,884,857	-	7,884,857
Depreciation	8,944,186	577,112	9,521,298	-	9,521,298
Share of profit or loss of associates and joint ventures	(101,618)	(38,426)	(140,044)	271,673	131,629
Income tax expense	523,015	5,322	528,337	-	528,337
Impairment loss	69,395	1,297	70,692	-	70,692

	For the three-month period ended June 30, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$30,300,512	$1,604,192	$31,904,704	$-	$31,904,704
Net revenue from sales among intersegments	25,299	6,802	32,101	(32,101)	-
Segment net income (loss), net of tax	1,854,474	(574,689)	1,279,785	458,388	1,738,173
Capital expenditure	7,811,296	152,315	7,963,611	-	7,963,611
Depreciation	8,910,700	549,627	9,460,327	-	9,460,327
Share of profit or loss of associates and joint ventures	(320,747)	(8,008)	(328,755)	458,388	129,633
Income tax expense	38,292	3,709	42,001	-	42,001
Impairment loss	117,909	105,178	223,087	-	223,087

Reportable segment information for the six-month periods ended June 30, 2014 and 2013 are as follows:

	For the six-month period ended June 30, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$61,244,176	$6,318,760	$67,562,936	$-	$67,562,936
Net revenue from sales among intersegments	33,415	4,182	37,597	(37,597)	-
Segment net income (loss), net of tax	4,757,498	(709,024)	4,048,474	388,059	4,436,533
Capital expenditure	13,974,411	187,037	14,161,448	-	14,161,448
Depreciation	17,834,247	1,137,281	18,971,528	-	18,971,528
Share of profit or loss of associates and joint ventures	(250,322)	(41,489)	(291,811)	388,059	96,248
Income tax expense	705,400	3,713	709,113	-	709,113
Impairment loss	161,914	1,297	163,211	-	163,211

	For the six-month period ended June 30, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$56,647,114	$3,039,006	$59,686,120	$-	$59,686,120
Net revenue from sales among intersegments	47,693	6,996	54,689	(54,689)	-
Segment net income (loss), net of tax	8,455,309	(1,400,208)	7,055,101	1,096,766	8,151,867
Capital expenditure	14,759,938	385,869	15,145,807	-	15,145,807
Depreciation	17,830,072	1,085,940	18,916,012	-	18,916,012
Share of profit or loss of associates and joint ventures	(788,065)	2,309	(785,756)	1,096,766	311,010
Income tax expense	1,167,818	3,184	1,171,002	-	1,171,002
Impairment loss	276,311	109,880	386,191	-	386,191

	As of June 30, 2014
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$293,596,674	$15,878,277	$309,474,951	$(5,676,520)	$303,798,431
Segment liabilities	$80,189,630	$8,519,140	$88,708,770	$(23,080)	$88,685,690

	As of December 31, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$283,921,342	$17,775,044	$301,696,386	$(5,793,557)	$295,902,829
Segment liabilities	$73,459,180	$10,030,536	$83,489,716	$(28,063)	$83,461,653

	As of June 30, 2013
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$289,664,220	$19,911,372	$309,575,592	$(6,483,719)	$303,091,873
Segment liabilities	$82,154,465	$11,069,590	$93,224,055	$(36,163)	$93,187,892

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2014

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$26,795,564	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,358,265	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	2,587,967	Net 60 days	4%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	1,313,760	-	0%

For the six-month period ended June 30, 2013

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$25,602,363	Net 60 days	43%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,202,964	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	402,348	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	56,834	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	770,437	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	763,519	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1, LLC	Other receivables	No	$2,801	$2,801	$2,801	9.00%	Need for operating	$2,801	-	$2,801	None	$-	$73,748	$117,996

NEXPOWER TECHNOLOGY CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	Other receivables - related parties	Yes	$12,171	$10,143	$10,143	7.00%	Need for operating	$92,544	-	$-	None	$-	$92,544	$1,324,742
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	Other receivables - related parties	Yes	8,114	8,114	-	7.00%	The need for short-term financing	-	Business turnover	-	None	-	165,593	1,324,742

Note 1: The Company and its subsidiaries are coded as follows:
(i) The Company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of June 30, 2014.
Note 3: Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of the period or the needed amount for operation, which is lower.
Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of June 30, 2014.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

									Percentage of accumulated guarantee amount to net assets value from the latest financial statement
No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)						Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)		Maximum balance for the period (Note 5)	Ending balance (Note 5)	Actual amount provided (Note 5)	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORPORATION	3	$10,548,583	$1,400,000	$1,400,000	$1,385,000	$-	0.66%	$42,194,334

Note 1: The Company and its subsidiaries are coded as follows:

1. The Company is coded "0".

2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with UMC.

2. A subsidary in which UMC holds directly over 50% of equity interest.

3. An investee in which UMC and its subsidiaries hold over 50% of equity interest.

4. An investee in which UMC holds directly and indirectly over 50% of equity interest.

5. A company that has provided guarantees to UMC, and vice versa, due to contractual requirements.

6. An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/guarantee in proportion to its shareholding percentage.

Note 3: The amount of guarantees/endorsements shall not exceed 20% of the net worth of UMC; and the ceilings on the amount of guarantees/endorsements for any single entity are as follows:

1. The amount of guarantees/endorsements for any single entity shall not exceed 5% of net worth of UMC.

2. The amount of guarantees/endorsements for a company which UMC does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between UMC and the receiving party.

The aggregate amount of guarantees/endorsements that the Company as a whole is permitted to make shall not exceed 40% of the Company's net worth, and the aggregate amount of guarantees/endorsements for any single entity shall not exceed 20% of the Company's net worth.

Note 4: Limit of total guaranteed/endorsed amount shall not exceed 20% of UMC's net assets value as of June 30, 2014.

Note 5: On December 19, 2012, the board of directors resolved to provide endorsement to NEXPOWER's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,400 million.

As of June 30, 2014, actual amount provided was NT$1,385 million.

ATTACHMENT 4 (Securities held as of June 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	380	$398,681	-	$398,681	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	127,093	6.44	127,093	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	-	Financial assets at fair value through profit or loss, current	280	73,264	0.94	73,264	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	75,034	0.22	75,034	None
Stock	CTBC FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	5,026	100,017	0.03	100,017	None
Stock	FUBON FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	100	4,315	0.00	4,315	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, current	94,442	2,729,361	6.14	2,729,361	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	1,184,742	19.70	1,184,742	None
Stock	UNIMICRON HOLDING LIMITED	-	Available-for-sale financial assets, noncurrent	20,000	575,333	17.67	575,333	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	-	15.75	-	None
Stock	FARADAY TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	57,067	2,362,575	13.88	2,362,575	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	21,224	84,261	13.52	84,261	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	25,944	1,541,089	11.47	1,541,089	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	13,960	551,419	9.08	551,419	None
Stock	AMIC TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,627	-	8.10	-	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Available-for-sale financial assets, noncurrent	16,680	1,034,308	7.66	1,034,308	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	101,694	2,938,970	6.61	2,938,970	None
Stock	PROMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	164,990	-	6.49	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	12,521	194,822	4.23	194,822	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	16,445	2,417,354	2.70	2,417,354	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	23,158	649,573	1.94	649,573	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,715	792,909	1.14	792,909	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,315	37,286	0.83	37,286	None
Fund	VIETNAM INFRASTRUCTURE LTD.	-	Available-for-sale financial assets, noncurrent	5,000	61,110	-	61,110	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	-	Available-for-sale financial assets, noncurrent	30,000	277,200	-	277,200	None

ATTACHMENT 4 (Securities held as of June 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	$-	17.63	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	Note	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TASHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2014.

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CLIENTRON CORP.	-	Available-for-sale financial assets, noncurrent	17,575	$316,518	19.53	$316,518	None
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,947	-	11.73	-	None
Stock	BCOM ELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,572	10,886	11.73	10,886	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,500	16,550	10.23	16,550	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,530	51,415	9.31	51,415	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	11,910	116,507	8.67	116,507	None
Stock	AREC INC.	-	Available-for-sale financial assets, noncurrent	1,109	7,451	8.66	7,451	None
Stock	AWISE FIBER TECH.CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,519	5,741	8.31	5,741	None
Stock	EPITRON TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	2,450	11,466	7.90	11,466	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,530	60,720	7.83	60,720	None
Stock	BORA PHARMACEUTICALS CO., LTD. (formerly BORA CORP.)	-	Available-for-sale financial assets, noncurrent	1,700	119,000	7.57	119,000	None
Stock	ANDES TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	1,732	17,006	7.28	17,006	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,500	105,000	7.00	105,000	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,800	45,000	6.74	45,000	None

ATTACHMENT 4 (Securities held as of June 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	8,529	$110,128	6.62	$110,128	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,225	8,247	5.79	8,247	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	3,801	60,055	5.30	60,055	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	1,874	108,706	5.29	108,706	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	1,785	9,264	4.81	9,264	None
Stock	LUMINESCENCE TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	524	18,328	4.33	18,328	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	287	6,216	4.33	6,216	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,000	114,090	4.26	114,090	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	1,275	8,491	4.02	8,491	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	2,309	-	3.96	-	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	10,133	116,530	3.89	116,530	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	3.76	56,100	None
Stock	HITOP COMMUNICATIONS CORP.	-	Available-for-sale financial assets, noncurrent	481	2,564	3.72	2,564	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	10,129	157,604	3.43	157,604	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,907	139,109	3.11	139,109	None
Stock	DRAMEXCHANGE TECH. INC.	-	Available-for-sale financial assets, noncurrent	336	4,222	2.48	4,222	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,603	391,281	2.32	391,281	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	4,441	156,984	2.13	156,984	None
Stock	LICO TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	2,520	-	2.03	-	None
Stock	JMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	1,475	58,260	2.00	58,260	None
Stock	EGIS TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,134	188,217	1.83	188,217	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	842	10,066	1.27	10,066	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Available-for-sale financial assets, noncurrent	1,530	-	0.81	-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	678	2,691	0.43	2,691	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,813	85,437	0.37	85,437	None

ATTACHMENT 4 (Securities held as of June 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
FORTUNE VENTURE CAPITAL CORP.

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	16,079	$240,377	0.13	$240,377	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	226	10,536	0.07	10,536	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	3,510	35,100	19.65	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	2,031	19,190	10.67	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	269	-	10.06	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	5,398	50,618	6.67	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	3,600	27,896	5.00	Note	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	387	2,385	3.81	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	525	-	3.16	Note	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	12,092	-	N/A	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	4,170	181,286	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2014.

TLC CAPITAL CO., LTD.

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2 (Note 2)	$65,600	-	$65,600	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Available-for-sale financial assets, noncurrent	150,500	137,209	15.65	137,209	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	9,804	833,428	4.94	833,428	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	2,772	43,802	3.87	43,802	None
Stock	POWERTEC ENERGY CORP.	-	Available-for-sale financial assets, noncurrent	18,700	56,100	3.76	56,100	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	5,837	23,172	3.72	23,172	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	5,059	143,415	3.20	143,415	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,775	21,216	2.67	21,216	None
Stock	MONTAGE TECHNOLOGY GROUP LTD.	-	Available-for-sale financial assets, noncurrent	672	414,733	2.45	414,733	None
Stock	COLAND HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	1,344	104,146	1.73	104,146	None

ATTACHMENT 4 (Securities held as of June 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	4,110	$760,314	1.33	$760,314	None
Stock	CHIPMOS TECHNOLOGIES INC.	-	Available-for-sale financial assets, noncurrent	6,252	266,648	0.72	266,648	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	1,978	92,075	0.64	92,075	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	7,227	128,275	0.56	128,275	None
Stock	KU6 MEDIA CO., LTD.	-	Available-for-sale financial assets, noncurrent	0.078	-	0.00	-	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	7,575	293,729	-	N/A	None
Stock-Preferred stock	YETI GROUP LTD.	-	Financial assets measured at cost, noncurrent	14,356	265,326	-	N/A	None
Stock-Preferred stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	4,971	198,222	-	N/A	None
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	1,461	12,996	-	Note 1	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	27,831	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	2,685	105,017	-	N/A	None
Stock-Preferred stock	ALO7.COM LTD.	-	Financial assets measured at cost, noncurrent	1,630	102,077	-	N/A	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets measured at cost, noncurrent	548	43,913	-	N/A	None
Stock-Preferred stock	IMO, INC.	-	Financial assets measured at cost, noncurrent	7,049	119,376	-	N/A	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	1,004	103,355	-	N/A	None

Note1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2014.
Note 2 : The number of bonds presented in the table is one unit of bond.

UNITRUTH INVESTMENT CORP.

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	OCULON OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,288	$-	7.77	$-	None
Stock	AREC INC.	-	Available-for-sale financial assets, noncurrent	986	6,623	7.70	6,623	None
Stock	BCOM ELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	1,030	7,130	7.68	7,130	None

ATTACHMENT 4 (Securities held as of June 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,410		$38,700	7.01		$38,700	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Available-for-sale financial assets, noncurrent	1,089		4,115	5.95		4,115	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Available-for-sale financial assets, noncurrent	6,374		82,299	4.94		82,299	None
Stock	EPITRON TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,528		7,152	4.93		7,152	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,200		7,944	4.91		7,944	None
Stock	ADVANCE MATERIALS CORP.	-	Available-for-sale financial assets, noncurrent	6,039		59,073	4.39		59,073	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	252		5,454	3.80		5,454	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,190		28,570	3.69		28,570	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Available-for-sale financial assets, noncurrent	2,037		32,190	2.84		32,190	None
Stock	DRAMEXCHANGE TECH. INC.	-	Available-for-sale financial assets, noncurrent	336		4,222	2.48		4,222	None
Stock	WALTOP INTERNATIONAL CORP.	-	Available-for-sale financial assets, noncurrent	687		4,574	2.17		4,574	None
Stock	ACTI CORP.	-	Available-for-sale financial assets, noncurrent	716		41,519	2.02		41,519	None
Stock	LUMITEK CORP.	-	Available-for-sale financial assets, noncurrent	683		3,547	1.84		3,547	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,473		125,210	0.74		125,210	None
Stock	MOBILE DEVICES INC.	-	Available-for-sale financial assets, noncurrent	300		-	0.51		-	None
Stock	JMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	328		12,949	0.44		12,949	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Available-for-sale financial assets, noncurrent	266		3,173	0.40		3,173	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Available-for-sale financial assets, noncurrent	510		-	0.27		-	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Available-for-sale financial assets, noncurrent	353		1,399	0.22		1,399	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,205		39,144	0.17		39,144	None
Stock	CLIENTRON CORP.	-	Available-for-sale financial assets, noncurrent	100		1,801	0.11		1,801	None

UMC CAPITAL CORP.

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	THISMOMENT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1 (Note 2)	USD	1,257	-	USD	1,257	None
Stock	MONTAGE TECHNOLOGY GROUP LTD.	-	Available-for-sale financial assets, noncurrent	650	USD	13,448	2.36	USD	13,448	None

ATTACHMENT 4 (Securities held as of June 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PARADE TECHNOLOGIES, LTD.	-	Available-for-sale financial assets, noncurrent	1,443	USD	19,502	1.93	USD	19,502	None
Stock	MOBILE IRON, INC.	-	Available-for-sale financial assets, noncurrent	1,005	USD	9,563	1.35	USD	9,563	None
Stock	GEELY AUTOMOBILE HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	500	USD	175	0.01	USD	175	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	9.76		Note 1	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	175	USD	1,000	-		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	12,241	USD	5,828	-		N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	651	-		N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	-	Financial assets measured at cost, noncurrent	1,872	USD	555	-		N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	3,500	USD	3,000	-		N/A	None
Stock-Preferred stock	NEVO ENERGY, INC. (formerly SOLARGEN ENERGY INC.)	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-		N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	2,305	-		N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-		N/A	None
Stock	AICENT HOLDINGS CORP.	-	Financial assets measured at cost, noncurrent	100	USD	50	-		Note 1	None
Stock-Preferred stock	AICENT HOLDINGS CORP.	-	Financial assets measured at cost, noncurrent	400	USD	200	-		N/A	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	842	USD	720	-		N/A	None
Stock-Preferred stock	THISMOMENT, INC.	-	Financial assets measured at cost, noncurrent	1,301	USD	2,000	-		N/A	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	2,279	USD	3,000	-		N/A	None
Stock-Preferred stock	ALPINE ANALYTICS, INC.	-	Financial assets measured at cost, noncurrent	1,749	USD	4,500	-		N/A	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets measured at cost, noncurrent	3,353	USD	4,000	-		N/A	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets measured at cost, noncurrent	0	USD	32	-		N/A	None
Stock-Preferred stock	ENVERV, INC.	-	Financial assets measured at cost, noncurrent	1,621	USD	1,000	-		N/A	None
Stock-Preferred stock	METACLOUD INC.	-	Financial assets measured at cost, noncurrent	555	USD	1,600	-		N/A	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets measured at cost, noncurrent	2,071	USD	3,000	-		N/A	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets measured at cost, noncurrent	1,159	USD	4,000	-		N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-		N/A	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-		Note 1	None

ATTACHMENT 4 (Securities held as of June 30, 2014)(Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173	$-	-	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770	-	-	N/A	None

Note 1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2014.
Note 2 : The number of bonds presented in the table is one unit of bond.

UMC NEW BUSINESS INVESTMENT CORP.
				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CTBC Financial Holding Co., Ltd.	-	Financial assets at fair value through profit or loss,current	5,100	$101,490	0.03	$101,490	None
Stock	SOLARGATE TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	957	-	15.94	-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	3,150	64,890	6.93	64,890	None
Stock	LICO TECHNOLOGY CORPORATION	-	Available-for-sale financial assets, noncurrent	4,089	-	3.29	-	None
Stock	POWERTEC ENERGY CORPORATION	-	Available-for-sale financial assets, noncurrent	10,000	30,000	0.59	30,000	None
Fund	PAMIRS FUND SEGREGATED PORTFOLIO II	-	Available-for-sale financial assets, noncurrent	2	67,883	-	67,883	None

TERA ENERGY DEVELOPMENT CO., LTD.
				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	TIAN TAI YI ENERGY CO., LTD.	-	Financial assets measured at cost-noncurrent	500	$5,000	5.00	Note	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2014.

EVERRICH (SHANDONG) ENERGY CO., LTD.
				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO., LTD.	-	Financial assets measured at cost, noncurrent	-	$47,850	10.00	Note	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2014.

NEXPOWER TECHNOLOGY CORPORATION
				June 30, 2014
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54	$3,244	18.00	Note	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2014.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2014)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition		Disposal							Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)		Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount		Cost (Note 2)		Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Open market	-	21,215		$1,217,740	-	$-	10,500		$725,550		$309,113		$416,437	10,715	$792,909

Note 1: The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2: The disposal cost represents historical cost.

UMC CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance			Addition		Disposal							Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount		Cost (Note)		Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	Financial assets measured at cost, noncurrent	Fund redemption	-	9	USD	9,000	-	$-	9	USD	11,834	USD	9,000	USD	2,834	-	$-

Note : The disposal cost represents historical cost.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Investee company	Sales		$26,795,564	47%	Net 60 Days	N/A	N/A		$7,358,265	37%
UMC GROUP JAPAN	Investee company	Sales		2,587,967	5%	Net 60 Days	N/A	N/A		1,313,760	7%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	886,650	100%	Net 60 Days	N/A	N/A	USD	246,839	100%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	8,373,735	100%	Net 60 Days	N/A	N/A	JPY	4,477,376	100%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of for the six-month period ended June 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Investee company	$-	$7,358,265	$13	$7,358,278	8.27	$-	-	$3,725,790	$7,875
UMC GROUP JAPAN	Investee company	-	1,313,760	22	1,313,782	4.79	94,571	Collection in subsequent period	114,483	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,513,016	$34,776	$34,776
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	127,176	1,147	1,147
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	91,500	71,663	100.00	4,718,040	266,906	266,906
GREEN EARTH LIMITED	Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	231,850	123	123
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	New business investment		6,000,000		6,000,000	486,150	100.00	6,733,714	10,826	10,826
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	2,672,668	62,849	62,849
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	43,613	33	33
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for investment in new business		5,000,053		5,000,053	573,800	100.00	6,043,607	20,307	68,273
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	26,542	5,163	5,163
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	17,393	719	719
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	3,000	USD	3,000	3,000	100.00	42,362	(19,518)	(19,518)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	235,089	USD	235,089	597,682	86.88	16,592,134	727,191	631,812
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		1,252,012		960,274	80,683	81.53	500,232	(138,086)	(108,851)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	149,106	(4,704)	(5,110)
MEGA MISSION LIMITED PARTNERSHIP	Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,953,754	256,508	115,429
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,331,885		5,331,885	215,283	44.16	1,462,449	(719,879)	(317,884)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	766,542	13,720	5,762
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	124,311	36.49	3,710,226	90,901	38,457

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$999,240	$55,718	$55,718
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		290,000		290,000	29,000	54.45	177,849	-	-	Note 1
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		1,032,692		1,032,692	71,363	26.04	505,061	262,851	68,451
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		718,930		718,930	29,194	5.99	198,317	(719,879)	(43,107)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials		-		66,438	-	-	-	(7,166)	(1,791)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		-		130,476	-	-	-	(5,354)	-	Note 2

Note 1 : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.
Note 2 : On June 3, 2014, ALLIANCE OPTOTEK CORP. was merged with WIESON TECHNOLOGIES CO., LTD. (WIESON) and WIESON would be the surviving company.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$17,207	$1,515	$1,515
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	9,820	38	18
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		280,000		280,000	0.28	45.16	276,185	(958)	(2,190)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,872	USD	3,872	-	31.40	201,450	9,869	3,098
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	28,601	5.87	194,288	(719,879)	(42,231)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		384,140		384,140	6,508	2.37	62,307	262,851	6,242
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials		-		8,125	-	-	-	(7,166)	(311)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		-		176,373	-	-	-	(5,354)	-	Note
Note : On June 3, 2014, ALLIANCE OPTOTEK CORP. was merged with WIESON TECHNOLOGIES CO., LTD. (WIESON) and WIESON would be the surviving company.

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (lo ss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		$98,690		$98,690	9,869	18.53	$60,524		$-		$-	Note 1
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		309,700		309,700	10,990	2.25	74,657		(719,879)		(16,228)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		165,272		165,272	2,815	1.03	25,107		262,851		2,701
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of electronic materials		-		10,021	-	-	-		(7,166)		(270)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		-		39,130	-	-	-		(5,354)		-	Note 2

Note 1 : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.
Note 2 : On June 3, 2014, ALLIANCE OPTOTEK CORP. was merged with WIESON TECHNOLOGIES CO., LTD. (WIESON) and WIESON would be the surviving company.

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD 497	USD	11	USD	11
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	USD 13,101	USD	1,147	USD	1,147
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	11,035	USD	11,035	2,724	49.38	USD 5,272	USD	(468)	USD	(231)
UC FUND II	Cayman Islands	Investment holding	USD	0	USD	0	5,000	35.45	USD 131	USD	(4)	USD	(2)
TRANSLINK CAPITAL PARTNERS III, L.P.	Cayman Islands	Investment holding	USD	4,000		-	-	29.29	USD 3,659	USD	(918)	USD	(424)
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,382	USD	3,382	-	10.38	USD 3,488	USD	1,469	USD	(77)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$230,754		$180,000	31,655	100.00	$294,991		$(19,477)		$(16,564)	Note 1
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		477,240		357,240	33,194	78.72	211,834		(58,981)		(46,179)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		3,404,527		3,404,527	170,931	62.38	1,168,339		262,851		163,956
UNITED LIGHTING OPTO-ELECTRONIC INC.	Hsinchu City, Taiwan	LED lighting manufacturing and sale		266,772		266,772	8,949	55.25	9,586		(5,227)		-	Note 2

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78	$205,163	$(55,039)	$(11,622)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	29.03	513,156	(56,193)	(21,024)
LTI REENERGY CO., LTD.	Hsinchu City, Taiwan	Photovoltaic inverter sale		-		4,000	-	-	-	(2,843)	(1,393)
EVERRICH ENERGY CORPORATION	Hsinchu City, Taiwan	Solar engineering integrated design services		-		247,754	-	-	-	5,299	5,299	Note 1

Note 1: On June 3, 2014, EVERRICH ENERGY CORPORATION was merged into TERA ENERGY DEVELOPMENT CO., LTD. and TERA ENERGY DEVELOPMENT CO., LTD. would be the surviving company.
Note 2: On June 19, 2012, UNITED LIGHTING OPTO-ELECTRONIC INC. has filed for liquidation through a decision at its stockholders’ meeting.
The Company had ceased to recognize investment income of UNITED LIGHTING OPTO-ElECTRONIC INC. thereafter.

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY USA INC.	USA	Solar project		$535		$443	0	100.00	$13	$(96)	$(96)
EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,725	USD	3,200	1,725	100.00	149,748	(7,474)	(7,474)
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding	USD	0	USD	235	1,821	100.00	26	5	5
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00	42,719	(7,516)	(3,758)
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00	76,719	(55,039)	(6,605)

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	0	USD	0	0	100.00	$0	$-	$-	Note
WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	300	USD	300	300	100.00	3,481	(3,044)	(3,044)

Note : WAVETEK MICROELECTRONICS CORPORATION has not yet invested in WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED.

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2014)(Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00	$1,939		$67		$67

NEXPOWER TECHNOLOGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00	$135,822		$(894)		$(894)
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	0		-		-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	$0		$-		$-

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD 284,592	USD	24,664	USD	24,664

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD 284,592	USD	24,664	USD	24,664

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2014			Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITED MICROTECHNOLOGY CORPORATION	USA	Research & Development	USD	950	USD	950	0	100.00	$30,042		$791		$791

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2014)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2014			Investment flows			Accumulated outflow of investment from Taiwan as of June 30, 2014				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying value as of June 30, 2014		Accumulated inward remittance of earnings as of June 30, 2014

							Outflow			Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$23,848 800)	(ii)SOARING COPITAL CORP.	(USD	$23,848 800)		$-		$-	(USD	$23,848 800)		$1,514	100.00%		$1,514 2. (iii)		$14,423		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,435,500 300,000)	(i)	(USD	64,539 2,165)		-	(USD	23,997 805) (Note 4)	(USD	40,542 1,360)		13,700	50.00%		6,850 2. (ii)		702,259		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,339,800 280,000)	(i)	(USD	599,926 20,125) (Note 4)	(USD	23,997 805) (Note 4)		-	(USD	623,923 20,930) (Note 4)		12,305	50.00%		6,152 2. (ii)		662,591		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	92,411 3,100)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	92,411 3,100)		-		-	(USD	92,411 3,100)		(2,619)	100.00%		(2,619) 2. (iii)		144,743	(USD	90,414 3,033)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,146,320 72,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	603,653 20,250)		-		-	(USD	603,653 20,250)	(RMB	(48,247) (10,083))	29.03%	(RMB	(18,044) (3,771)) 2. (ii)	(RMB	491,716 102,762)		-
SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services		-	(ii)SMART ENERGY ENTERPRISES LIMITED	(USD	5,962 200)		-	(USD	5,962 200) (Note 5)		-		(9)	-		(9) 2. (iii) (Note 5)		-	(USD	23,937 803)
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,327,800 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	7,008,003 235,089)		-		-	(USD	7,008,003 235,089)	(USD	734,638 24,644)	86.88% (Note 6)	(USD	638,292 21,412) 2. (ii)	(USD	15,876,240 532,581)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	14,905 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	14,905 500)		-		-	(USD	14,905 500)		78	100.00% (Note 7)		78 2. (iii)		15,408		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	143,550 30,000)	(i)		-		-		-		-	(RMB	(2,163) (452))	100.00%	(RMB	(2,163) (452))	(RMB	141,387 29,548)		-

Accumulated investment in Mainland China as of June 30, 2014	Investment amounts authorized by Investment Commission, MOEA	Upper limit on investment

$8,407,285 (USD 282,029)	$8,556,633 (USD 287,039)	$126,583,001
Note 1 :		The methods for engaging in investment in Mainland China include the following:

(i) Direct investment in Mainland China.

(ii) Indirectly investment in Mainland China through companies registered in a third region. (Please specify the name of the company in third region).

(iii) Other methods

Note 2 :		The investment income (loss) recognized in current period:

1. Please specify no investment income (loss) has been recognized due to the investment is still during development stage.

2. The investment income (loss) were determined based on the following basis:

(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.

(ii) The financial statements certificated by the CPA of the parent company in Taiwan.

(iii) Others.

Note 3 :		Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

TLC indirectly invest a Mainland China company, JINING SUNRICH SOLAR ENERGY CORP. (JINING SUNRICH) through injecting capital to SHANDONG HUAHONG ENERGY INVEST CO., INC.(SHANDONG HUAHONG). On January 1, 2014, the indirectly investing amount toJINING SUNRICH was US$20,125 thousand. Additional investment made from SHANDONG HUAHONG to SUNRICH during the six-month period ended June 30, 2014 was US$ 805 thousand. On June 30, 2014, the indirectly investing amount to JINING SUNRICH was US$20,930 thousand.

Note 5 :

The liquidation of SMART ENERGY SHANDONG CORPORATION was completed on April 4, 2014 and received the approval letter of revocation on May 20, 2014 from the Investment Commission of the Ministry of Economic Affairs. (Ref. No. Jing-Shen-Er-Zi-10300113650)

Note 6 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has approved to invest US$217,572 thousand in BEST ELITE's preferred stock, invest US$91,984 thousand in BEST ELITE's common stock. As of June 30, 2014, the amount of investment has been remitted.

Note 7 :		UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of June 30, 2014, the amount of investment US$2,500 thousand has not yet been remitted.